THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

A copy of this document, which comprises listing particulars relating to the Subscription Shares which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. Application has been made to the UK Listing Authority for the Subscription Shares to be admitted to the Official List and to the London Stock Exchange for the Subscription Shares to be admitted to trading on its market for listed securities. The Subscription Shares are only being made available to AstraZeneca pursuant to the Subscription Agreement and will not be generally made available or marketed to the public. Admission of the Subscription Shares, subject to the satisfaction of certain conditions, is expected to become effective and dealings commence on the London Stock Exchange at 8.00 am (London time) on 21 December 2004.
-------------------------------------------------------------------------------

                     Cambridge Antibody Technology Group plc
                   Registered in England and Wales No. 3234033


                               Listing Particulars

                            relating to the issue of
                10,217,983 new ordinary shares of 10 pence each in connection with a subscription by AstraZeneca




                         Sponsored by Cazenove & Co. Ltd


-------------------------------------------------------------------------------
The Subscription Shares have not been and will not be registered under the Securities Act or any applicable US state securities laws or under the applicable securities laws of Canada, Australia, the Republic of Ireland or Japan. Accordingly, unless an exemption under any applicable law is available, the Subscription Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly in the United States of America, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution might otherwise lead to a breach of any law or regulatory requirement.

Investors should carefully consider the section entitled "Risk factors" in Part V of this document. All statements regarding CAT's business should be viewed in light of these risk factors.

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting only for CAT in connection with the transactions described in this document and is not acting for or advising any other person or treating any other person as its customer in relation thereto and will not be responsible for providing the protections afforded to its customers or for advising any other person in relation to the matters contained herein or on any matters concerning the transactions described in this document.

FORWARD-LOOKING STATEMENTS

Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: this document contains statements about CAT that are or may be forward-looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

o future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

o future performance in clinical trials of the product candidates that were developed using CAT's technology;

o     the ability of CAT and its collaborators to commercialise products;

o business and management strategies and the expansion and growth of CAT's operations;

o     the effects of government regulation on CAT's business;

o expansion and other development trends of CAT's current and future customers and its industry; and

o acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of CAT or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the section entitled "Risk factors" in Part V of this document.

                                TABLE OF CONTENTS

                                                                        Page

Directors, registered office, registrars and advisers                      4



PART I      General information                                            5

PART II     Financial information relating to the Group                   17

PART III    Preliminary results of the Group for the year ended
            30 September 2004                                             46

PART IV     Information for overseas shareholders                         61

PART V      Risk factors                                                  62

PART VI     Additional information                                        71

Definitions                                                               94

Glossary of scientific terms                                              97

              DIRECTORS, REGISTERED OFFICE, REGISTRARS AND ADVISERS



Directors                        Dr Paul Nicholson, Non-Executive Chairman
                                 Peter Chambre, Chief Executive Officer John
                                 Aston, Chief Financial Officer Dr David
                                 Glover, Chief Medical Officer Professor Uwe
                                 Bicker, Non-Executive Director Professor Sir
                                 Aaron Klug, Non-Executive Director Dr Peter
                                 Ringrose, Non-Executive Director Ake
                                 Stavling, Non-Executive Director Dr John
                                 Stocker, Non-Executive Director Professor
                                 Christopher Marshall, Non-Executive Director

Company Secretary                Diane Mellett

Registered and Head Office       Milstein Building Granta Park
                                 Cambridge CB1 6GH

Sponsor and Stockbroker to CAT   Cazenove & Co. Ltd 20
                                 Moorgate London EC2R 6DA

Solicitors to CAT                Ashurst
                                 Broadwalk House
                                 5 Appold Street
                                 London
                                 EC2A 2HA

Auditors to CAT                  Deloitte & Touche LLP
                                 Leda House
                                 Station Road
                                 Cambridge
                                 CB1 2RN

Registrars to CAT                Computershare Investor Services PLC
                                 PO Box 82
                                 The Pavilions
                                 Bridgwater Road
                                 Bristol
                                 BS99 7NH

US Depositary to CAT             The Bank of New York
                                 101 Barclay Street
                                 New York, NY 10286

                                   PART I


                               GENERAL INFORMATION


1.    Introduction

On 21 November 2004, CAT entered into a Subscription Agreement with AstraZeneca pursuant to which AstraZeneca agreed to subscribe for a total of 10,217,983 CAT Shares at a price of (pound)7.34 per Subscription Share for a total investment of (pound)75 million. The issue of these Subscription Shares is conditional upon, amongst other things, CAT obtaining the approval of its shareholders for the disapplication of their statutory pre-emption rights in relation to the Subscription Shares and on Admission of the Subscription Shares.

In connection with the Subscription, CAT's subsidiary Cambridge Antibody Technology Limited also entered into the Collaboration Agreement with AstraZeneca on 21 November 2004. The Collaboration Agreement and the Subscription Agreement are inter-conditional.

The CAT Shareholder Circular contains a notice convening the CAT EGM to be held at 12.30 pm on 16 December 2004 to consider two special resolutions, the first of which relates to the disapplication of preemption rights in connection with the issue of the Subscription Shares and the second of which relates to a general authority to allot CAT Shares and disapply pre-emption rights.


2. Background to and reasons for entering into the Subscription Agreement and the Collaboration Agreement

The Collaboration Agreement represents a major strategic move by both CAT and AstraZeneca. For CAT, it offers the opportunity of building a major pipeline in fully human antibody therapeutics, principally in the important area of inflammatory diseases, in collaboration with a major partner. The alliance will also allow CAT to achieve a significant economic participation in the drugs that are successfully developed as a result. For AstraZeneca, the alliance offers an enhanced presence in the rapidly growing field of fully human antibody therapeutics.

The alliance enables CAT to deploy its full range of capabilities and expertise in the early stages of product development and will also allow CAT to enhance its capabilities in the latter stages of development and, for the first time, potentially to participate in product commercialisation. It is an opportunity for CAT to make a significant advance in its transition to a product-based biopharmaceutical company.

Under the terms of the Collaboration Agreement, CAT and AstraZeneca will jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. CAT will have the opportunity to co-promote selected products in the United States. AstraZeneca may opt-in to, and jointly fund, certain of CAT's existing and future discovery programmes.

The alliance will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of US$175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

Following the completion of the discovery phase the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase II trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

CAT's financial participation reflects its level of investment in the programme. If CAT opts-out after the discovery phase it receives milestones and royalties.

If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca opts-out of programmes it receives milestones and royalties.

AstraZeneca will receive the rights to opt-in to, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also certain future CAT discovery programmes that CAT may independently initiate. CAT has rights to co-promote in the US products resulting from these programmes.

CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

Under the Subscription Agreement, AstraZeneca will subscribe in cash for 10,217,983 CAT Shares for a total investment of (pound)75 million. Based on CAT shares in issue as at 21 November 2004 this represents a 19.9 per cent. interest in the enlarged issued share capital of CAT.

The price per CAT Share represents a premium of 27.3 per cent. over the average Closing Price of a CAT Share for the five business days immediately preceding the execution of the Subscription Agreement. The CAT Directors believe this represents a significant premium which is appropriate given the size of AstraZeneca's shareholding following completion of the Subscription.

The proceeds of the Subscription Agreement will be used together with existing resources, to continue the commercial exploitation of the Group's product development and technology assets and to fund CAT's commitments under the Collaboration Agreement. CAT anticipates that its investment in the alliance will be the principal focus of its research investment for the next five years.

The Subscription is conditional, inter alia, on the Collaboration Agreement becoming unconditional (save in respect of any condition relating to the Subscription Agreement), CAT obtaining the approval of the CAT Shareholders for the disapplication of their statutory pre-emptive rights in relation to the Subscription Shares and on Admission.

Pursuant to the Subscription Agreement, CAT and AstraZeneca have each given certain representations and warranties to the other on customary terms. AstraZeneca has agreed, except in certain circumstances, not to sell or otherwise dispose of the Subscription Shares for a period of twelve months following the date of the Subscription Agreement and, subject to certain exceptions, not to increase its percentage holding of CAT Shares (when aggregated with any holding of its affiliates) above 19.9 per cent. of CAT's issued ordinary share capital for a period of 36 months ("Restricted Period"). AstraZeneca has further agreed, subject to certain exceptions, during the Restricted Period not to make (or act as a concert party to) an offer to acquire any shares in the capital of CAT under The City Code on Takeovers and Mergers unless such an offer is recommended by a majority of the Board.

CAT has further agreed that, in the event that the CAT Directors withdraw their recommendation to shareholders to vote in favour of the resolution to be proposed at the CAT EGM to disapply pre-emption rights and that resolution is not passed prior to 31 December 2004, CAT will pay to AstraZeneca the sum of (pound)500,000.

As a result of the very close relationship that will result between the parties in connection with the alliance and the access CAT will have to details of AstraZeneca's drug discovery priorities, CAT has agreed that if it is acquired by one of the top 20 pharmaceutical companies by worldwide gross sales AstraZeneca will have the right to withdraw from the alliance and be entitled to progress programmes by itself whilst retaining CAT's economic interest. The Collaboration Agreement contains provisions relating to an orderly winding-down.

3.    Information on CAT

CAT is a UK-based biopharmaceutical company focused on the discovery and drug development of human monoclonal antibodies as new treatments for human disease. CAT has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's capability to develop a portfolio of antibody-based drugs.

HUMIRA(R), the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries.

There are currently four CAT human therapeutic antibody products at various stages of clinical development, and one CAT product candidate in pre-clinical development. Six further licensed CAT-derived human therapeutic antibodies are in clinical development, with six further licensed product candidates in pre-clinical development. There are also ongoing research programmes in relation to 18 distinct molecular targets at CAT. Eleven of these are funded or co-funded by CAT and seven are funded by CAT's licensees.

CAT has a number of alliances in place with established pharmaceutical and biotechnology companies. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF(beta), a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage. CAT has also licensed its proprietary technologies to several companies. CAT's licensees include Abbott, Amgen, Chugai, Genzyme, HGSI, Merck & Co, Pfizer and Wyeth Research.

CAT product candidates

o Trabio(R), is a fully human anti-TGF(beta2) monoclonal antibody which has been developed by CAT as a potential treatment for improving the outcome of surgery for glaucoma.

      In November CAT announced preliminary results from its first pivotal (`European' Phase II/III) clinical trial of Trabio(R). The trial, which started in February 2002, was carried out in 344 patients in six European countries. Trabio(R) failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. This result will delay the filing of a Biologics Licence Application (BLA) and, if repeated in the second pivotal study, will terminate development of the product in this indication.

      Following the preliminary results of the first pivotal trial, CAT is minimising future costs of Trabio(R) development consistent with its obligation to the two continuing trials. In the second pivotal (`International' Phase III) clinical trial in 393 patients in six European countries and South Africa, enrolment is complete and preliminary results are expected in the first quarter of 2005. In the US clinical trial, comparing Trabio(R) with 5-Flurouracil (5-FU) in 236 patients, enrolment is complete and preliminary results are expected at the end of 2005.

o CAT-213, is a human anti-eotaxin1 monoclonal antibody that has potential in the treatment of severe allergic disorders. Discussions with potential partners continue regarding the future development of CAT-213.

o CAT-192 is a human anti-TGF(beta1) monoclonal antibody offering the potential to provide a specific treatment for a range of local and systemic fibrotic conditions. Results from a Phase I/II clinical trial were announced in February 2004, and work continues to identify a route forward for clinical trials in diffuse systemic sclerosis. CAT-192 is co-funded by CAT and Genzyme.

o GC-1008, a human anti-TGF(beta) monoclonal antibody, is being developed by CAT and Genzyme Preclinical safety studies of GC-1008 have been undertaken and the results presented to the FDA with regard to the commencement of a Phase I clinical trial in Idiopathic Pulmonary Fibrosis. During 2005 it is also intended to commence a clinical trial of GC-1008 in various cancers.

o CAT-354, a human anti-IL13 monoclonal antibody, is being developed by CAT initially as a potential treatment for severe asthma. A Phase I clinical trial for CAT-354 has commenced in the UK. The objective of the trial is to evaluate safety, tolerability and pharmacokinetics of a single intravenously administered dose of CAT-354. Preliminary results are expected to be available at the end of the second quarter of 2005.

HUMIRA(R)

o HUMIRA(R), (adalimumab), a human anti-TNF(alpha) monoclonal antibody was isolated and optimised in collaboration with Abbott Laboratories. Abbott has reported that HUMIRA(R) is now approved for sale in 51 countries for the treatment of rheumatoid arthritis and achieved sales for the first nine months of 2004 of $578 million. HUMIRA(R) is also in Phase III clinical trials in psoriatic arthritis, juvenile rheumatoid arthritis, ankylosing spondylitis and Crohn's disease and a Phase II trial in chronic plaque psoriasis. Clinical trials of HUMIRA(R) are the responsibility of Abbott. In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial commenced on 22 November 2004, with an estimated length of three weeks. Further details of this litigation are set out in paragraph 12 of
     Part VI of this document.

Licensed product candidates

o ABT-874 (previously known as J695) is a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott, and licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft as HUMIRA(R). Abbott continues to develop ABT-874 as a potential treatment for a number of autoimmune diseases, and announced the start of a Phase II clinical trial in multiple sclerosis in June 2004.

o LymphoStat-B(TM) (belimumab), a human monoclonal antibody which modulates the activities of B-Lymphocytes, has potential in the treatment of autoimmune and neoplastic disorders and is being developed by CAT's licensee, HGSI. HGSI announced the completion of enrolment in two Phase II clinical trials in July 2004. The first, a double-blind, placebo-controlled multi-centre trial in 283 patients with active rheumatoid arthritis who have failed prior therapy, will evaluate safety, optimal dosing and efficacy of LymphoStat-B(TM). The second is a double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B(TM) in 449 patients with active systemic lupus erythematosus
     (SLE). In October 2004, HGSI announced that reports of the clinical trial in rheumatoid arthritis will be available in the Spring of 2005 and that results of the clinical trial in SLE will be available in Autumn 2005.

o HGS-ETR1 (previously known as TRAIL-R1 mAb), an agonistic human monoclonal antibody to TRAIL Receptor 1, is being evaluated as an anti-cancer treatment by CAT's licensee, HGSI. There are three Phase II trials underway in patients with relapsed or refractory non-small cell lung cancer, in patients with advanced colorectal cancer and in patients with advanced non-Hodgkins lymphoma. In September 2004, HGSI announced the initiation of a Phase I trial to evaluate safety and tolerability in combination with chemotherapy (paclitaxel and carboplatin) in patients with advanced solid tumours. There are also two Phase I clinical trials to evaluate safety and pharmacology in patients with advanced solid tumours or non-Hodgkins lymphoma ongoing.

o HGS-ETR2 (previously known as TRAIL-R1mAB), an agonistic human monoclonal antibody to TRAIL Receptor 2, is being evaluated as an anti-cancer treatment by CAT's licensee, HGSI. In September 2004, HGSI announced that initial results of an ongoing Phase I clinical trial demonstrate the safety and tolerability of HGS-ETR2 in cancer patients with advanced solid tumours, and support continued dose escalation and evaluation of HGS-ETR2 in these patients.

o ABthrax(TM), a human anti Protective Antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed from CAT, has the potential to protect against exposure to anthrax. HGSI reported positive Phase I clinical trial results in March 2004. HGSI has stated that further development of ABthrax(TM) will depend on the US Government's willingness to commit to the purchase of ABthrax(TM).

o MYO-029, a human monoclonal antibody that neutralises the effects of a protein GDF-8, which is associated with reduced skeletal muscle mass, was discovered by CAT in collaboration with Wyeth and licensed to Wyeth. MYO-029 is being studied as a potential therapy for muscle-wasting diseases, including muscular dystrophy, an inherited disease that causes degeneration of various muscle groups, and sarcopenia, which is a loss of muscle mass and strength that can result from ageing or from disease such as cancer. Wyeth announced in June 2004 that it had filed an Investigational New Drug (IND) application for MYO-029 and is now moving forward with a Phase I clinical trial.

Background to antibodies

o    The function of antibodies

     Antibodies are part of the body's principal defence mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognises and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognise, bind to and eliminate disease-causing organisms and to neutralise toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defence functions.

      Each individual B-cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognising and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

      The basic structure of an antibody comprises two protein chains, designated as "heavy chain" and "light chain" because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

      As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes for the variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B-cell which produces the antibody proliferates to generate more antibodies against the target antigen.

o     Antibodies as drugs

      Monoclonal antibodies are an increasingly important class of drugs. They represent a very active and rapidly growing market which CAT estimates to be worth in excess of US$6 billion dollars in 2005.

      There are 17 approved and marketed in one or more commercial territories by industry participants today. They include Rituxan(R)/MabThera(R), Zevalin(R) and Bexxar(R) for Non-Hodgkin lymphoma, Orthoclone(R), Simulect(R) and Zenapax(R) for transplant rejection, Campath(R) and Mylotarg(R) for leukaemia, Reopro(R) for use in angioplasty, Synagis(R) for prevention of RSV infection, Remicade(R) for rheumatoid arthritis and Crohn's disease, Herceptin(R) for cancer and Xolair(R) for asthma, HUMIRA(R) for rheumatoid arthritis, Avastin(R) for colo-rectal cancer and Erbitux(R) for colo-rectal cancer.

      Development in the class is very active with over 100 product candidates at various stages of clinical studies.

      Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunising mice with a target antigen and isolating the mouse's B-cells that produce the antibodies that bind to the antigen. Those B-cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered they were recognised as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

      In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as "chimaeric antibodies". Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as "humanised" or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100 per cent. to approximately 30 per cent. in the case of chimaeric antibodies and 10 per cent. in the case of humanised antibodies. A number of chimaeric and humanised monoclonal antibodies have been approved for marketing as therapeutic products. However, these antibodies still contain elements derived from mouse genes.

      CAT has developed a process to isolate quickly and effectively human monoclonal antibodies of the required specificity from CAT's libraries of antibodies. CAT's libraries are derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunisation of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by "foreign" mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunising those mice with antigens causes those mice to produce genetically human antibodies.

CAT technologies

o     Antibody libraries

      CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large "Y" shaped protein molecules, comprising two chains, a "heavy" chain and a "light" chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The "backbone" of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body's process to neutralise or eliminate the foreign molecule or pathogen. CAT's libraries are derived from the combination of human "heavy chain" and "light chain" genes, which encode the antigen binding parts (variable domain) of the antibody.

      Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins - in this case fragments of human antibodies capable of specifically recognising and binding to an antigen. Genes from the human antibody libraries are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

      A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT's phage antibodies contains a combination of human antibody genes, giving each one its specificity. CAT has engineered combinations of these to produce libraries that currently incorporate around 100 billion (1011) distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

      CAT's antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 1,000 copies of the libraries. When testing the libraries against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody libraries. The antibody libraries are so large that in a typical case many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. All of CAT's libraries can be selected against a target molecule (antigen) in less than a week to provide a panel of antibodies that bind the antigen. Sophisticated screening and protein engineering technology is then used to characterise the antibodies as leads for drug development and to develop antibody drug candidates. CAT believes than no other antibody isolation technology can match the speed and capacity of this approach.

      As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the development and potential manufacture of human monoclonal antibody therapeutic products.

      CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome display technology, the selection of antibodies binding to antigens does not require phage particles and bacteria to generate antibodies as described above. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology. The ability to generate even larger antibody libraries by ribosome display consolidates CAT's leading position in combinatorial libraries. Ribosome display is now routinely used in the lead optimisation of therapeutic antibody drugs, such as CAT-354.

o     Advantages of CAT's technology

      CAT believes that its technology has a number of advantages over alternative techniques for obtaining antibodies.

      CAT's technology:

      o    avoids the need for immunisation in animals, which is lengthy; and

      o enables the rapid identification and isolation of antibodies, usually within days.

     CAT's technology enables the isolation of:

      o antibodies to a large number of target antigens simultaneously and cost effectively;

      o    a broad spectrum of antibodies to each target antigen;

      o antibodies to a diverse range of target antigens directly (including naturally occurring proteins to which the immune system would not normally respond);

      o antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and

      o antibodies which can be further engineered, if required, to optimise potential utility as the basis for a human therapeutic product.

     CAT's technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

o    Commercialisation and collaborations

     CAT maximises value from its proprietary technologies, in particular, phage and ribosome display, through its own product development, development partnerships and product licensing arrangements. Where CAT is responsible for product development, either on its own or with a collaborator, it can expect to receive a significant share of the revenues derived from the product. Product licensing arrangements broaden the application of CAT's technology and spread business risk, offering the potential for generation of short, medium and long-term revenues. Collaborations also serve to expand and enhance drug development capabilities of both CAT and CAT's partners. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long-term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of: (a) the expiration of the last of CAT's patents upon which the product is based; or (b) at least ten years after the first commercial sale of the product.

     Recent announcements regarding collaborations include:


Date                       Arrangement

December 2003              CAT restructured an existing antibody development
                           and marketing collaboration agreement with Immunex
                           Corporation (which had been subsequently acquired by Amgen) in which Amgen took over responsibility for the future development of antibodies covered by the agreement. CAT will have the right to receive milestone and royalty payments upon the success of these programmes.

September 2003             CAT and Genzyme announced a significant
                           strengthening and enhancement of their broad strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGF(beta), a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

Intellectual property and significant licence agreements

o     Key patents

      CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. There are three key patent families: (i) Winter II and Winter/Lerner/Huse, which covers production of expression libraries of antibody genes; (ii) McCafferty, which protects CAT's phage display method used to obtain specific antibodies from these libraries; and (iii) Griffiths, which covers human antibodies specific for human "self" antigens isolated from CAT's libraries.

      Winter II covers CAT's processes for generating the collections of antibody genes that comprise CAT's libraries. Patents from the Winter II family have been granted in Europe (upheld following opposition and appeal proceedings), the US, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned by MRC, Scripps and Stratagene. Pursuant to CAT's agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their licensees.

      McCafferty covers CAT's phage display technology. Patents from the McCafferty family have been granted in Europe, the US, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of a licence agreement with MRC. Further patents in the McCafferty family were granted in Europe in January 2002 and in the US in 2004, with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface.

      Griffiths covers the use of phage display technology to isolate human "anti-self" antibodies that bind to molecules found in the human body. Six patents have been granted in the US. Patents have also been granted in Europe and Australia. CAT has patent applications pending in Canada and Japan. This patent is co-owned by CAT and MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC licence agreement.

      In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering ribosome display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the US, South Korea, Japan, Australia and Canada.

      CAT has a number of pending or granted patent applications in relation to its antibody products.

      CAT has a policy of defending its patents forcefully. As disclosed in Part V of this document which sets out the key risk factors, CAT may also face claims from third parties that it infringes patents. Details of recent litigation relating to CAT's patents are set out in paragraph 12 of Part VI of this document.

o     Other intellectual property

      In addition to patents, CAT relies on trade secrets and proprietary know-how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT's technology in the event of unauthorised use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT's trade secrets may otherwise become known to, or be independently developed by, its competitors.

o     Significant licence agreements

      CAT initially developed its technology in cooperation with MRC. CAT's rights in respect of this technology are governed by a licence agreement of 7 January 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage display libraries. The agreement grants CAT exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including the rights:

      o to identify, develop, manufacture and commercially exploit antibodies for human use;

      o   to provide antibody isolation services on behalf of customers; and

      o to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

      CAT pays MRC royalties of 3 per cent. of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licensees sell such products, CAT is obligated to pay MRC between 1 per cent. and 2.3 per cent. of the net invoice price, calculated in accordance with a specified formula. CAT pays a royalty to MRC in connection with Abbott's sales of HUMIRA(R). The royalty obligations of CAT may be reduced under certain circumstances. CAT's licence with MRC includes the Winter II, McCafferty and Griffths patent families discussed above under "Key patents".

      Under agreements entered into in 1997, CAT also has a non-exclusive licence from Dyax for rights under certain of its Ladner phage display patents and CAT has granted certain limited rights to Dyax under antibody phage display patents controlled by CAT. In addition, CAT and Dyax entered into a revised agreement dated 3 January 2003 under which the parties agreed to increase access and freedom to each other's phage display patents. Under the terms of the revised agreement, CAT granted Dyax worldwide non-exclusive licences for research and certain other purposes under certain of the antibody phage display patents controlled by CAT.

      Dyax also has been granted certain options under the revised agreement to take up licences (together with a right to sub-license those licences) to develop therapeutic and diagnostic antibody products using patent rights controlled by CAT. In return, CAT will receive milestone payments and royalties on antibody products which are advanced into clinical trials by Dyax and Dyax's customers. CAT has also been granted the option to co-fund and co-develop with Dyax antibodies discovered by Dyax, as well as the right to share in Dyax's revenues from certain other applications of antibody phage display.

      In addition, under the revised agreement, CAT's obligations to pay royalties under the previous arrangements with Dyax for rights in respect of Dyax's Ladner patents used in relation to the development of antibody products by CAT were terminated, save in relation to HUMIRA(R). Under the revised agreement, CAT was granted an option to buy out, under a predetermined schedule, any obligation to pay royalties by CAT to Dyax in respect of HUMIRA(R). On 19 September 2003, Dyax and CAT agreed to amend the revised agreement by granting Dyax further options to take up licences. In addition, CAT reached agreement with Dyax that no royalties are due to Dyax in respect of HUMIRA(R).

      CAT has licensed intellectual property relating to the use of inhibitors of TGFa (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation ("Burnham and Integra"). CAT's licence is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products that incorporate the intellectual property; it also provides for CAT to pay to Burnham and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property. The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this licence from Burnham and Integra.

Xoma

Under agreements dated 23 December 2002 between CAT and Xoma, CAT, and its collaborators, received the rights to use the Xoma antibody expression technology for developing products using CAT's phage-based antibody technology, in return for licence payments to Xoma. Under the same agreements Xoma received the right to use CAT's phage antibody libraries for its target discovery and research programmes, with an option to develop antibodies into therapeutics. Should any therapeutic antibodies derived from CAT's libraries be identified and developed by Xoma, licence payments and royalties will be made by Xoma to CAT.

Micromet and Enzon

On 3 September 2003 CAT, Micromet AG, and Enzon Pharmaceuticals, Inc. entered into a non-exclusive cross-licence agreement, under which all three parties obtained substantial freedom to conduct research using certain of each other's intellectual property, as well as the right to develop a defined number of therapeutic and diagnostic antibody-based products. Under the agreement, CAT obtained expanded access to Micromet's and Enzon's joint patent estate in the field of single-chain antibody technology ("SCA") and both Micromet and Enzon gained rights to intellectual property in antibody phage display controlled by CAT.

This cross-licence agreement expanded existing alliances: that of Micromet and Enzon, where both parties combined their significant patent estates and complementary expertise in the field of SCAs; and the licence agreement first entered into among CAT, Enzon and Creative BioMolecules in 1996. In addition to the cross-licensing of intellectual property under this agreement, Enzon and CAT have both agreed to withdraw (and have subsequently withdrawn) their pending oppositions to each other's European patents in the area of diabodies.

Under the terms of the agreement, Micromet and Enzon obtained the right within the framework of their collaboration to use CAT's intellectual property in phage display to create and commercialise novel antibody products against a defined number of targets. In addition, Enzon and Micromet each received options to develop and commercialise antibody products outside of their alliance. CAT received options to develop and commercialise diagnostic and therapeutic SCA products and broad rights to SCA-based technologies for research, including the right to sublicence to collaboration partners.

Part V of this document sets out the key risk factors, including those relating to CAT's intellectual property and its ability to protect its patents.

4. Current trading and prospects of CAT

The financial information below has been extracted without material adjustment from the preliminary results of the Group for the year ended 30 September 2004 as set out in Part III of this document. In order to make a proper assessment of the financial position of the Group, investors should not rely solely on the summary information set out below but should read the whole of this document, including the financial information set out in Parts II and III of this document.

CAT made a loss after taxation for the year ended 30 September 2004 of (pound)38.1 million.

Revenue for the year ended 30 September 2004 was (pound)15.9 million. Licence fees of (pound)4.6 million were recognised in the period, principally licence fees released from deferred income brought forward at 30 September 2003. During the year, four technical milestone payments were received from Pfizer, and one from Amgen, generating a total receipt of (pound)1.6 million. Clinical milestone payments of (pound)1.1 million were recognised in the 2004 financial year. A milestone payment was received from Wyeth with the initiation of a Phase I clinical trial for MYO-029. Fifty per cent. of the value of this milestone receipt is creditable against any future royalties payable by Wyeth and therefore, only half the value has been recognised as revenue in the year. A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA(R). The milestone was not recognised as revenue during the 2003 financial year as it is creditable against the royalties receivable from Abbott. Three-fifths of this milestone was released as revenue during the 2004 financial year, the remainder is expected to be released as revenue during the 2005 financial year on receipt of two further royalty payments. Contract research fees of (pound)1.8 million were received in the 2004 financial year arising from research collaborations with Amgen, Merck, Pfizer and Wyeth Ayerst.

Operating costs for the period amounted to (pound)55.1 million. External development costs rose by (pound)3.3 million to (pound)18.5 million in the year ended 30 September 2004, with increased activity on clinical trials. Litigation expenses increased to (pound)2.5 million in 2004 due to the legal proceedings commenced by CAT against Abbott in the High Court in London (as described in further detail in paragraph 12 of Part VI of this document). Operating costs include a foreign exchange translation charge of (pound)1.1 million relating primarily to the noncash charge arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein, due to the significant depreciation of the US dollar compared to sterling.

Net cash outflow before management of liquid resources and financing for the period was (pound)27.9 million.

Net cash and liquid resources at 30 September 2004 amounted to (pound)93.7 million.

CAT expects to continue to incur losses and experience cash outflows for a number of years in the future. However, the Board is confident of the Group's ability to make further progress in its business over the coming financial year.

Further royalty income from Abbott in respect of HUMIRA(R) is expected in the 2005 financial year. Abbott has stated that it expects HUMIRA(R) sales to be in excess of US$800 million for the 2004 calendar year and in excess of US$1.2 billion for the 2005 calendar year. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2004 and contract research revenues, are expected to be of the order of (pound)5 million for the 2005 financial year. Additional revenues may arise from technical and clinical milestone receipts and any further licensing or contract research arrangments.

External development expenditure is expected to decrease in the 2005 financial year given cost savings identified on the Trabio programme following the announcement of the European Phase II/III clinical trial result. Other operating expenses are not expected to increase significantly during 2005.

It is expected that CAT's net cash outflow before financing for the current year will be of the order of (pound)32 million.

5. Risk factors

The attention of CAT Shareholders is drawn to the information set out in Part V of this document.

6. Listing

Application has been made to the UK Listing Authority for the Subscription Shares to be admitted to the Official List and to the London Stock Exchange for the Subscription Shares to be admitted to trading on its market for listed securities. It is expected that Admission of the Subscription Shares will take place on 21 December 2004.

The Subscription Shares will have the same rights as, and will rank pari passu with, the CAT Shares in issue on the date of allotment of the relevant Subscription Shares and shall rank in full for all dividends or other distributions declared, made or paid on the CAT Shares by reference to a record date falling after the date of allotment of those Subscription Shares.

A share certificate in respect of the Subscription Shares will be delivered to AstraZeneca as soon as possible after Admission. No temporary documents of title will be issued in respect of the Subscription Shares.

7. Extraordinary General Meeting

The subscription by AstraZeneca for the Subscription Shares is subject to, amongst other things, approval by CAT Shareholders of a special resolution disapplying pre-emption rights in relation to the issue of the Subscription Shares and on Admission. Notice of the CAT EGM to be held at Milstein Building, Granta Park, Cambridge CB1 6GH at 12.30 pm (London time) on 16 December 2004 is set out at the end of the CAT Shareholder Circular. A Form of Proxy to be used by holders of CAT Shares or a form of voting instruction card to be used by holders of CAT ADSs in connection with the CAT EGM is enclosed with the CAT Shareholder Circular.

Two special resolutions will be proposed at the CAT EGM. Special Resolution No. 1 will be proposed to empower the CAT Directors to allot CAT Shares for cash as if section 89 of the Companies Act did not apply to any such allotment provided that such power is limited to a maximum aggregate nominal amount of (pound)1,021,798.30 in connection with the Subscription (representing approximately 24.9 per cent. of the current issued share capital of CAT and 19.9 per cent. of the share capital of CAT as enlarged by the issue of the Subscription Shares). The authority conferred by Special Resolution No. 1 will be in addition to that obtained at the Company's annual general meeting in January 2004. The Subscription Agreement is conditional on the passing of this resolution.

Special Resolution No. 2, conditional on the passing of Special Resolution No. 1, will be proposed (a) to authorise the CAT Directors for the purposes of section 80 of the Companies Act to allot CAT Shares up to a maximum aggregate nominal amount of (pound)1,710,941 (representing approximately 33 per cent. of the issued share capital of CAT as enlarged by the issue of the Subscription Shares) and (b) to empower the CAT Directors to allot CAT Shares for cash as if section 89 of the Companies Act did not apply to any such allotment provided that such power is limited to certain pre-emptive offers and otherwise to a maximum aggregate nominal amount of (pound)256,641 (representing approximately 5 per cent. of the issued share capital of CAT as enlarged by the issue of the Subscription Shares). The authority conferred by Special Resolution No. 2 will be in substitution for that obtained at the Company's annual general meeting in January 2004. The Subscription Agreement is not conditional on the passing of this resolution.

8. Further information

Your attention is drawn to the remaining parts of this document which contain further information on CAT and the listing of the Subscription Shares.

INVESTORS SHOULD READ THE WHOLE OF THIS DOCUMENT AND NOT JUST RELY ON SUMMARY INFORMATION OR ON ANY ONE SECTION OF THIS DOCUMENT.

                                     PART II


                   FINANCIAL INFORMATION RELATING TO THE GROUP

The following financial information has been extracted, without material adjustment, from the audited consolidated financial statements of the Group for the three years ended 30 September 2003.

This financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Copies of the accounts for each of the three years ended 30 September 2003, which have been reported on by the Company's auditors, have been delivered to the Registrar of Companies in England and Wales. The reports of the auditors were unqualified and did not contain any statements required under sub-section 237(2) or sub-section 237(3) of the Companies Act.


Consolidated profit and loss account
                                                                                       2003           2002           2001
For the year ended 30 September                                    Notes        (pound)'000    (pound)'000    (pound)'000

Turnover                                                              2              8,743           9,471          7,121
Direct costs                                                                          (690)            (80)          (351)
                                                                               ------------      -----------     ---------
Gross profit                                                                         8,053            9,391         6,770
                                                                               -----------       -----------     ---------
Research and development expenses                                                  (44,981)         (31,307)      (21,393)
                                                                               ------------      -----------     ---------
--------------------------------------------------------------------------------------------------------------------------
Drug Royalty Corporation transaction costs                            3             -                (7,913)             -
Other general and administration costs                                4            (9,196)           (8,321)       (6,443)
--------------------------------------------------------------------------------------------------------------------------

General and administration expenses                                                (9,196)          (16,234)       (6,443)
                                                                               -----------       -----------      ---------
Operating loss                                                                    (46,124)          (38,150)      (21,066)
Finance income (net)                                                  6             4,360             6,386         9,295
Loss on ordinary activities before taxation                           5           (41,764)          (31,764)      (11,771)
Taxation on loss on ordinary activities                               8             2,573             3,557             -
                                                                               -----------       ----------     ----------
Loss for the financial year                                          19           (39,191)          (28,207)      (11,771)
Loss per share - basic and diluted (pence)                            9            107.5p             78.7p         33.3p
Shares used in calculating net loss per share (number)                9        36,440,993        35,828,446     35,313,260
                                                                               ===========       ==========     ==========

The losses for all years arise from continuing operations.

Consolidated statement of total recognised gains and losses

                                                                                      2003              2002             2001
For the year ended 30 September                                                 (pound)'000      (pound)'000      (pound)'000

Loss for the financial year                                                         (39,191)         (28,207)         (11,771)
Gain on foreign exchange translation                                                    606               96                1
                                                                               ------------       -----------       ----------
Total recognised losses relating to the year                                        (38,585)          28,111)         (11,770)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.


Consolidated balance sheet
                                                                                 2003             2002            2001
At 30 September                                                Notes      (pound)'000      (pound)'000      (pound)'000

Fixed assets
Intangible assets                                                 10           6,883            7,933           4,075
Tangible assets                                                   11          14,366           12,429           6,642
Investments                                                       12           3,373              215               -
                                                                           ---------         --------        ---------
                                                                              24,622           20,577          10,717
Current assets                                                             ---------         --------        ---------
Debtors                                                           13           4,526            6,556           4,940
Short term investments                                            14         108,347          126,694         156,228
Cash at bank and in hand                                                       1,056            3,081             585
                                                                           ---------         --------        ---------
                                                                             113,929          136.331         161.753
Creditors                                                                  ---------         --------        ---------
Amounts falling due within one year                               15         (12,657)         (12,563)         (8,335)
Net current assets                                                           101,272          123,768         153,418
Total assets less current liabilities                                        125,894          144,345         164,135
Creditors
Amounts falling due after nire than one                           16         (18,152)          (8,580)         (8,085)
                                                                           ---------         --------        ---------
Net assets                                                                   107,742          135,765         156,050
                                                                           =========        =========        =========
Capital and reserves
Called-up share capital                                           18           3,834            3,621           3,546
Share premium account                                             18         212,883          202,534         195,017
Other reserve                                                     19          13,456           13,456          13,451
Profit and loss account                                           19        (122,431)         (83,846)        (55,964)
                                                                           ---------         --------        ---------
Shareholders' funds - all equity                                  20         107,742          135,765         156,050
                                                                           =========        =========        =========

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated cash flow statement
                                                                                2003            2002            2001
For the year ended 30 September                                Notes     (pound)'000     (pound)'000     (pound)'000

Net cash outflow from operating activities                        21         (35,819)        (26,808)        (19,150)
Returns on investments and servicing of finance                   22           5,049           7,558           8,322
Taxation                                                          22           5,210             920               -
Capital expenditure and financial investment                      22          (8,082)         (9,961)         (3,481)
Net cash outflow before management of liquid
  resources and financing                                                    (33,642)        (28,291)        (14,309)
Management of liquid resources                                    22          18,778          29,534             274
Financing                                                         22          11,730           1,448          15,380
                                                                           ----------        --------        ---------
(Decrease)/increase in cash                                       23          (3,134)           2,691          1,345
                                                                           ==========        ========        =========

The accompanying notes are an integral part of this consolidated cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS

1. Accounting policies

A summary of the principal accounting policies is set out below.

These have all been applied consistently throughout the periods covered by this report.

(a)   Basis of accounting

      The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom.

(b)   Basis of consolidation

      The Group financial statements consolidate the financial statements of CAT and its subsidiary undertakings (collectively the Group), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

      The acquisition of Cambridge Antibody Technology by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (FRS) 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

(c) Goodwill

      Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

(d) Turnover

      Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties.

      These are stated net of trade discounts,VAT and other sales related taxes.

      A description of the various elements of turnover and their accounting policies is given below.

      Licence fees

      Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

      Technical milestones

      During certain research and development programs, the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program.

      Clinical milestones

      The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

      Research and development services

      The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent ("FTE") employees and are charged at a specified rate per FTE.

      Revenues from FTE services are recognised as the services are rendered.

      Purchased rights

      Under an agreement with Drug Royalty Corporation, Inc. the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. On 2 May 2002 the Group bought out this royalty obligation with the issue of CAT shares to DRC. The remaining balance of deferred income was released in the year ended 30 September 2002.

      Royalties

      Royalty income is generated by sales of products incorporating the Group's proprietary technology. Previously royalties were recognised when received. Under the revised policy, royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfill these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

      There is no impact on current results or on revenue reported in prior periods in adopting this revised accounting policy.

(e) Government grants

    Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

(f) Taxation

    Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

    Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(g) Research and development

    Research and development expenditure is written off as incurred.

(h) Collaboration arrangements

    The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform.

    These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities.

    The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

(i) Pension costs

    The Group operates a group personal pension plan which is a defined contribution scheme.

    The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

(j) Intangible fixed assets
    Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the CAT Directors have considered future cash flows arising.

    Acquired intellectual property with no defined revenue stream is written off to research and development expenses on acquisition.

(k) Tangible fixed assets
    Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

    Freehold buildings: over 10 years.
    Motor vehicles: 33.5 per cent. per annum.
    Office and laboratory equipment: 25 per cent. per annum.
    Fixtures and fittings: over either 5 or 20 years (or the remaining lease term if less).

(l) Investments

    Fixed asset investments are shown at cost less provision for any impairment.

(m) Liquid resources

    Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

(n) Foreign currency

    Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

    The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

(o) Leases

    Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

    Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

(p) Sale and leaseback

    No gain or loss on sale is recorded for sale and leaseback arrangements where the leaseback has been identified as a finance lease.

(q) Estimates and assumptions

    The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets, provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.


2. Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom. CAT is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a group wide basis.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.



                                                                                         2003           2002           2001
                                                                                  (pound)'000    (pound)'000    (pound)'000

Total Turnover                                                                        11,417         16,891           9,421
Less: intra-group eliminations                                                        (2,674)       (7,420)          (2,300)
                                                                                     --------       -------         --------
Consolidated turnover                                                                  8,743         9,471            7,121
                                                                                     ========       =======         ========

Consolidated turnover was generated from customers in the following geographical areas:

                                                                                         2003           2002           2001
                                                                                  (pound)'000     (pound)'000   (pound)'000

Europe                                                                                    251             135            53
United States of America                                                                6,665           8,674         6,969
Rest of the World                                                                       1,827             662            99
                                                                                      -------          ------        ------
                                                                                        8,743           9,471         7,121
                                                                                      =======          ======        ======

Net assets of (pound)388,000 (excluding creditors eliminated on consolidation of (pound)15,385,000) (2002: net liabilities of (pound)349,000, excluding creditors eliminated on consolidation of (pound)9,210,000) and total assets of (pound)517,000 (2002: (pound)549,000) are held in the United States of America.

Consolidated turnover by type:
                                                                                         2003           2002           2001
                                                                                  (pound)'000    (pound)'000     (pound)'000

Licence fees                                                                            2,590          1,676           1,635
Technical milestones                                                                      225             35               -
Clinical milestones                                                                     1,850          1,396               -
Contract research fees                                                                  3,904          5,611           5,369
Other                                                                                     174            753             117
                                                                                        ------         ------          ------
Total                                                                                   8,743          9,471           7,121

During the financial years ended 30 September 2003, 2002 and 2001 certain customers individually contributed more than 10 per cent. of the Group's revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

                                                                                                     %          (pound)'000

2003 Customer contributing greatest % to revenue                                                    28                2,476
2003 Customer contributing second greatest % to revenue                                             21                1,885
2003 Customer contributing third greatest % to revenue                                              14                1,250
                                                                                                ------              -------
Total                                                                                               63                5,611
                                                                                                ------              -------
2002 Customer contributing greatest % to revenue                                                    36                3,424
2002 Customer contributing second greatest % to revenue                                             31                2,954
                                                                                                ------              -------
Total                                                                                               67                6,378
                                                                                                ------              -------
2001 Customer contributing greatest % to revenue                                                    31                2,230
2001 Customer contributing second greatest % to revenue                                             30                2,101
2001 Customer contributing third greatest % to revenue                                              24                1,742
                                                                                                ------              -------
Total                                                                                               85                6,073
                                                                                                ------              -------

As at 30 September 2003 the three customers shown above constituted 100 per cent. of the Group's trade receivables. As at 30 September 2002, the two customers shown above constituted 89 per cent. of the Group's trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group's financial condition and results of operation.


3. Drug Royalty transaction costs

General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with DRC during the year (comparative periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of (pound)6.1 million (CAD$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was all released to turnover in 2002.

The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.


4. Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences plc announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT Shareholders subsequently approved the merger at an extraordinary general meeting held in February. However, a decline in CAT's share price depressed the value of CAT's offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of (pound)1.7 million relating to the offer made for OGS were offset against a break fee of (pound)1.1 million received from OGS.

The net cost of (pound)0.6 million was recorded in general and administrative costs during the period.


5. Loss on ordinary activities before taxation

The loss on ordinary activities before taxation is stated after charging (crediting):


                                                                                        2003            2002           2001
                                                                                  (pound)'00      (pound)'000   (pound)'000
Depreciation and amounts written off tangible fixed assets:

-- owned assets                                                                       2,714            2,617          2,146
-- leased assets                                                                        275                -              -
Amortisation of intangible fixed assets                                               1,050              882            373
Auditors' remuneration --      audit Deloitte & Touche LLP                               35               35              -
                       --      audit Arthur Andersen                                      -                -             42
                       --      other assurance Deloitte & Touche LLP                    384               19              -
                       --      other Deloitte & Touche LLP                                -                9              -
                       --      other Arthur Andersen                                      -              287            149
Foreign exchange loss/(gain)                                                            835              102            (56)
Loss on disposal of tangible fixed assets                                                94                -              -
Profit on disposal of Denzyme ApS                                                         -               (2)              -
Operating lease rentals:
-- plant and machinery                                                                   46                5              3
-- other operating leases                                                             1,781              874            721
Allocations under equity participation schemes                                          521              607            416
                                                                                   ========            =====          ======

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

6.   Finance income (net)

                                                                                         2003             2002           2001
                                                                                  (pound)'000      (pound)'000    (pound)'000

Interest receivable                                                                     4,416           6,386          9,295
Interest payable on finance leases                                                        (56)              -             -
                                                                                 -------------       --------      ---------
                                                                                        4,360           6,386          9,295
                                                                                 =============       ========      =========
7.   Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

                                                                                         2003           2002           2001
                                                                                  (pound)'000     (pound)'000    (pound)'000

Management and administration                                                              47              39             32
Research and development                                                                  249             235            192
                                                                                   ----------        --------       ---------
                                                                                          296             274            224
Their aggregate remuneration comprised:                                            ==========        =========      =========

                                                                                         2003            2002            2001
                                                                                  (pound)'000     (pound)'000     (pound)'000

Wages and salaries                                                                    11,669           9,771           7,268
Social security costs
-- charge/(credit) provided on unapproved options                                         13           (248)            (194)
-- on wages and salaries                                                               1,190            970              740
Other pension costs                                                                      988            875              641
                                                                                   ---------        ---------       ---------
                                                                                      13,860         11,368          8,455
                                                                                   =========        =========       =========

The Group has made a provision for employer's National Insurance payable oncertain options granted under the CSOP Part B scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at 30 September 2003 was (pound)4.87. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be the same as that for the 2003 financial year given that the full provision has now been accounted for. If the market value of the shares were to increase by 10 per cent over that at the year end, the charge would increase by (pound)23,000.

The emoluments of the Directors who served during the year ended 30 September 2003 were as follows:



                                                 Fees/                           Performance                            Pension
                                                 basic          Taxable              related        Total         contributions
                                                salary          benefits        remuneration        2003                  2003
                                                (pound)'000     (pound)'000      (pound)'000       (pound)'000     (pound)'000

Executive Directors
P A Chambre(v)                                   368.2           0.3                    136.1       504.6                    -
J C Aston                                        163.8           0.3                     41.6       205.7                 16.4
D R Glover                                       158.7           0.3                     48.1       207.1                 15.9
K S Johnson(iv)/(vi)                             111.7           0.2                     16.0       127.9                 11.1

Non-Executive Directors
P B Garland                                       51.5           0.8                        -        52.3                    -
P A Nicholson                                     23.0           3.2                        -        26.2                    -
U Bicker                                          23.0             -                        -        23.0                    -
J L Foght(i)                                       7.8             -                        -         7.8                    -
Sir Aaron Klug                                    23.0           0.1                        -        23.1                    -
P Ringrose(ii)                                    17.8           0.7                        -        18.5                    -
A Stavling(iii)                                   19.3           0.4                        -        19.7                    -
J W Stocker                                       32.3             -                        -        32.3                    -
                                           -----------    ----------               ----------    --------                 ----
Aggregate emoluments                           1,000.1           6.3                    241.8     1,248.2                 43.4
                                           ===========    ==========               ==========    ========                 ====

(i)     Resigned as a Director 7 February 2003.

(ii)    Appointed as a Director 10 February 2003.

(iii)   Appointed as a Director 2 December 2002.

(iv)    Resigned as a Director 19 June 2003.

(v) Included within P A Chambre's salary are payments made to him during the year of (pound)33,475 (2002: (pound)16,250) for him to contribute to his retirement annuity contract.

(vi) K S Johnson received a payment in lieu of his notice of (pound)221,000 in addition to the emoluments shown above. This payment consisted of (pound)160,000 in lieu of notice to which he was contractually entitled under his service contract, a redundancy payment of (pound)42,944 and (pound)17,423 to compensate for loss of pension contributions and loss of access to the Group's income protection scheme in lieu of notice.

Peter Chambre was the highest paid Director. His aggregate remuneration comprised emoluments of (pound)504,600 (2002: David Chiswell (pound)2,490,000 including a notional gain on the exercise of options of (pound)2,071,000 and other emoluments of (pound)419,000).

Directors' share options


                                                                                At 30
                           At 1 Oct                                              Sept     Exercise      Earliest       Latest
           Director            2002      Granted    Exercised     Lapsed         2003        Price      exercise     exercise
                                 No          No.          No.        No.          No.       (pound)         date         date

    P A Chambre(ii)          45,013            -            -          -       45,013        10.83      23/05/05     22/05/12
              (iii)          15,005            -            -          -       15,005        10.83      23/05/05     22/05/12
               (ii)               -      110,217            -          -      110,217         4.60      23/05/06     22/05/13
              (iii)               -       36,739            -          -       36,739         4.60      23/05/06     22/05/13
      J C Aston (i)         100,000    (100,000)            -          -            -         3.00      04/09/99     03/09/03
               (ii)           9,000            -            -          -        9,000         5.00      19/12/00     18/12/04
               (ii)           9,964            -            -          -        9,964         2.42      27/11/01     26/11/05
               (ii)          55,019            -            -          -       55,019         2.87      03/12/02     02/12/06
               (ii)          13,489            -            -          -       13,489        17.04      04/12/01     03/12/11
               (ii)               -          672            -          -          672         5.13      22/11/02     21/11/12
              (iii)                        6,907            -          -        6,907         5.13      22/11/02     21/11/12
    D R Glover (ii)          15,000            -            -          -       15,000         5.00      19/12/00     18/12/04
               (ii)          29,964            -            -          -       29,964         2.42      27/11/01     26/11/05
               (ii)          55,019            -            -          -       55,019         2.87      03/12/02     02/12/06
               (ii)          13,260            -            -          -       13,260        17.04      04/12/04     03/12/11
               (ii)               -          661            -          -          661         5.13      22/11/02     21/11/12
              (iii)               -        6,790            -          -        6,790         5.13      22/11/02     21/11/12
        K S Johnson          15,000            -            -          -       15,000         5.00      19/12/00     18/06/04
                             28,324            -            -          -       28,324         2.42      27/11/01     18/06/04
                             55,019            -            -          -       55,019         2.87      03/12/02     18/06/04
                             13,260            -            -          -       13,260        17.04      19/06/03     18/12/06
                                  -        7,451            -          -        7,451         5.13      19/06/03     21/05/06
                        -----------     --------    ---------    --------    --------    ---------     ---------     --------
              Total         472,336      169,437    (100,000)          -      541,773
                        ===========    =========   ==========   =========    =========

(i) These options were granted under the Cambridge Antibody Technology Executive Unapproved Share Option Plan. This plan was closed prior to flotation.

(ii) These options were exercisable subject to the condition that the proportionate increase in the closing price of the shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(iii) The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

Exercise of Options
                                            Market           Gain on
Director                    Date of        price on         exercise
                           exercise        exercise        (pound)'000

J C Aston                 10 April 2003      (pound)3.50         27.3
J C Aston                 10 April 2003      (pound)3.50         13.6
                          =============      ===========        =====

The closing market price of the ordinary shares in the Company at 30 September 2003 was (pound)4.87 and the range during the year was (pound)3.21 to (pound)6.20.

The emoluments of the Directors who served during the year ended 30 September 2002 were as follows:


                                         Fees/                          Performance                                    Pension
                                         basic         Taxable             related              Total            contributions
                                         salary       benefits        remuneration               2002                     2002
                                    (pound)'000    (pound)'000         (pound)'000        (pound)'000              (pound)'000

Executive Directors
J C Aston                                 153.8           0.3                 40.8              194.9                     15.4
P A Chambre(i)/(iii)                      172.5         147.6                 81.3              401.4                        -
D J Chiswell(ii)/(iv)                     111.7           0.1                    -              111.8                     11.2
D R Glover                                151.2           0.3                 37.1              188.6                     15.1
K S Johnson                               151.2           0.3                 40.5              192.0                     15.1

Non-Executive Directors
U Bicker                                   22.0             -                    -               22.0                        -
J L Foght                                  22.0             -                    -               22.0                        -
P B Garland                                50.0           0.1                    -               50.1                        -
Sir Aaron Klug                             22.0           0.2                    -               22.2                        -
P A Nicholson                              22.0           2.2                    -               24.2                        -
J W Stocker                                34.0             -                    -               34.0                        -
                                        -------       -------              -------            -------                  -------
Aggregate emoluments                      912.4         151.1                199.7            1,263.2                     56.8
                                        =======       =======              =======            =======                  =======


(i) Included within P.A. Chambre's salary are payments made to him during the year of (pound)16,250 (2001: nil) for him to contribute towards his retirement annuity contract.

(ii) D J Chiswell received a payment in lieu of notice of (pound)296,000 in addition to the emoluments shown above.

(iii)   Became a Director of the Company on 8 April 2002.

(iv)    Resigned as a Director of the Company on 31 March 2002.

D J Chiswell was the highest paid Director. His aggregate remuneration comprised a notional gain on exercise of share options of (pound)2,071,000 and other emoluments of (pound)419,000 giving a total of (pound)2,490,000 (2001: J W Stocker (pound)2,533,500 including a notional gain of (pound)2,500,500). The notional gain is calculated using the market price on the date of exercise and does not allow for any subsequent price fluctuations.

Directors' share options



           Director          At 1 Oct                                               At 30
                                 2001     Granted       Exercised    Lapsed          Sept     Exercise    Earliest     Latest
                                  No.         No.             No.       No.          2002       Price     exercise   exercise
                                                                                      No.      (pound)        date       date

      P A Chambre (ii)              -      45,013            -          -         45,013        10.83     23/05/05     22/05/12
                 (iii)              -      15,005            -          -         15,005        10.83     23/05/05     22/05/12
         J C Aston (i)        115,000           -      (15,000)         -        100,000         3.00     04/09/99     03/09/03
                  (ii)          9,000           -                       -          9,000         5.00     19/12/00     18/12/04
                  (ii)          9,964           -            -          -          9,964         2.42     27/11/01     26/11/05
                  (ii)         55,019           -            -          -         55,019         2.87     03/12/02     02/12/06
                  (ii)              -      13,489            -          -         13,489        17.04     04/12/01     03/12/11
D J Chiswell      (ii)        150,000           -     (150,000)         -              -         3.00     16/12/99     15/12/03
                  (ii)         16,116           -      (16,116)         -              -         2.42     27/11/01     26/11/05
                  (ii)         74,155           -            -          -         74,155         2.87     03/12/02     02/12/06
                  (ii)              -      19,663            -    ( 9,832)         9,831        17.04     04/12/04     03/12/11
 D R Glover       (ii)         15,000           -            -          -         15,000         5.00     19/12/00     18/12/04
                  (ii)         29,964           -            -          -         29,964         2.42     27/11/01     26/11/05
                  (ii)         55,019           -            -          -         55,019         2.87     03/12/02     02/12/06
                  (ii)              -      13,260            -          -         13,260        17.04     04/12/04     03/12/11
K S Johnson       (ii)         15,000           -            -          -         15,000         5.00     19/12/00     18/06/04
                  (ii)         28,324           -            -          -         28,324         2.42     27/11/01     18/06/04
                  (ii)         55,019           -            -          -         55,019         2.87     03/12/02     18/06/04
                  (ii)              -      13,260            -          -         13,260        17.04     19/06/03     18/12/06
                              -------     -------     ---------    -------      --------       ------     --------     --------
Total                         627,580     119,690     (181,116)    (9,832)       556,322
                              =======     =======     =========    =======      ========

(i)      Includes linked options.

(ii) These options were exercisable subject to the condition that the proportionate increase in the closing price of the shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(iii) The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

Exercise of Options

                                                      Market          Gain on
                                    Date of         price on         exercise
Director                           exercise         exercise      (pound)'000

J C Aston                       31 May 2002            11.58             85.8
J C Aston                      30 Sept 2002             4.64              8.2
D J Chiswell                    14 Mar 2002            15.41          2,070.7
                               ============           ======        =========

The closing market price of the ordinary shares in the Company at 30 September 2002 was (pound)4.64 and the range during the year was (pound)4.24 to (pound)20.00.

The emoluments of the Directors who served during the year ended 30 September 2001 were as follows:


                            Fees/                     Performance                      Pension
                            basic        Taxable         related         Total   contributions
                           salary       benefits    remuneration          2001            2001
                       (pound)'000   (pound)'000     (pound)'000   (pound)'000     (pound)'000


Executive Directors
J C Aston                  130.0            11.9            41.2        183.1            13.0
D J Chiswell               195.0            11.9            58.4        265.3            19.5
D R Glover                 130.0            11.9            40.0        181.9            13.0
K S Johnson                130.0            11.9            37.1        179.0            13.0

Non-Executive Directors
U Bicker                    21.0               -               -         21.0               -
J L Foght                   21.0               -               -         21.0               -
P B Garland                 45.0             0.4               -         45.4               -
Sir Aaron Klug              21.0             0.1               -         21.1               -
P A Nicholson               21.0             2.2               -         23.2               -
J W Stocker                 33.0               -               -         33.0               -
                           -----            ----           -----        -----            ----
Aggregate emoluments       747.0            50.3           176.7        974.0            58.5
                           =====            ====           =====        =====            ====


J W Stocker was the highest paid Director. His aggregate remuneration comprised a notional gain on exercise of share options of (pound)2,500,500 and other emoluments of (pound)33,000, giving a total of (pound)2,533,500 (2000 - K S Johnson (pound)2,410,500 including a gain of (pound)2,251,200.)


Directors' share options



                                                                   At 30                Earliest       Latest
                    At 1 Oct                                        Sept   Exercise     exercise     exercise
       Director        2001    Granted   Exercised      Lapsed      2001     Price          date         date
                        No.       No.       No.          No.         No.    (pound)

J W Stocker         75,000       -       (75,000)         -            -      1.28      28/4/98       27/4/05
J C Aston    (i)   125,000       -       (10,000)         -      115,000      3.00     04/09/99      03/09/03
            (ii)     9,000       -             -          -        9,000      5.00     19/12/00      18/12/04
            (ii)     9,964       -             -          -        9,964      2.42     27/11/01      26/11/05
            (ii)    55,019       -             -          -       55,019      2.87     03/12/02      02/12/06
D J Chiswell       150,000       -             -          -      150,000      3.00     16/12/99      15/12/03
            (ii)    16,116       -             -          -       16,116      2.42     27/11/01      26/11/05
            (ii)    74,155       -             -          -       74,155      2.87     03/12/02      02/12/06
 D R Glover  (i)     5,000       -        (5,000)         -            -      1.28     24/04/98      27/04/05
                    25,000       -       (25,000)         -            -      3.00     04/09/99      03/09/06
            (ii)    15,000       -             -          -       15,000      5.00     19/12/00      18/12/04
            (ii)    29,964       -             -          -       29,964      2.42     27/11/01      26/11/05
            (ii)    55,019       -             -          -       55,019      2.87     03/12/02      02/12/06
K S Johnson  (i)    15,758       -       (15,758)         -            -      3.00     04/09/99      03/09/06
            (ii)    15,000       -             -          -       15,000      5.00     19/12/00      18/06/04
            (ii)    28,324       -             -          -       28,324      2.42     27/11/01      18/06/04
            (ii)    55,019       -             -          -       55,019      2.87     03/12/02      18/06/04
                   -------    ----      --------       ----      -------
          Total    758,338       -      (130,758)         -      627,580
                   =======    ====      ========       ====      =======


(i)  Includes linked options.

(ii) These options were exercisable subject to the condition that the proportionate increase in the closing price of the shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Exercise of Options
                                                    Market
                                   Date of         price on           Gain on
Director                          exercise         exercise          exercise
                                                                  (pound)'000
J C Aston                       8 Dec 2000            34.62             316.2
D R Glover                     21 Feb 2001            32.00             878.6
K S Johnson                    21 Feb 2001            32.00             457.0
J W Stocker                     8 Dec 2000            34.62           2,500.5
                              ------------         --------        -----------

The closing market price of the ordinary shares in the company at 30 September 2001 was (pound)13.90 and the range during the year was (pound)8.70 to (pound)43.88

8.   Taxation

                                 2003              2002                  2001
                                (pound)'000       (pound)'000      (pound)'000
Research and development              3,148             3,557                -
tax credit                             (575)                -                -
taxation taxation               ------------       -----------      ----------
                                      2,573             3,557                -
                                ============       ===========      ===========

During the year ended 30 September 2003, the Group received a refund of (pound)3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002 (year ended 30 September 2002: the Group received refunds of (pound)920,000 and (pound)2,637,000 for the years ended 30 September 2000 and 30 September 2001 respectively).

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30 per cent. (2002: 30 per cent.). The differences are explained below:

                                                    2003                   2002
                                             (pound)'000            (pound)'000
Loss on ordinary activities before tax          (41,764)               (31,764)
                                                --------               --------
Tax at 30 per cent. thereon                     (12,530)                (9,529)
Effects of:
Increase in losses carried forward               14,212                 11,400
Expenses not deductible for tax purposes           (438)                (1,041)
Capital allowances in excess of depreciation     (1,186)                  (888)
Utilisation of tax losses in respect of          (3,148)                (3,557)
                                             ----------               ---------
research and development tax credit                 (58)                    58
Movement in short term timing differences    -----------              ---------
                                                 (3,148)                (3,557)
Overseas taxation                                   575                      -
                                             -----------              ---------
                                                 (2,573)                (3,557)
                                             ===========              =========

Analysis of deferred tax balances:


                                                        2003           2002
                                                 (pound)'000     (pound)'000
Short term timing differences                             -              (58)
Accelerated capital allowance                         2,354            1,272
Tax losses available                                (30,154)         (23,658)
                                                 ----------        -----------
                                                    (27,800)         (22,444)
Total unprovided deferred tax asset              ===========       ===========

At 30 September 2003 the Group had tax losses of approximately (pound)100 million (2002: (pound)79 million, 2001: (pound)60 million) available for relief against future taxable profits. Due to the availability of tax losses, there is no provision for deferred taxation. A deferred tax asset amounting to (pound)31 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

9.   Loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2003, 2002 and 2001, 289,640, 867,316 and 1,077,800 potentially dilutive issuable shares attributable to the exercise of outstanding options were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of (pound)39,191,000 (2002: (pound)28,207,000, 2001:
(pound)11,771,000) and a weighted average number of ordinary shares of 36,440,993 (2002: 35,828,446, 2001: 35,313,260).

10.  Intangible assets

                                       Licences         Patents           Total
                                    (pound)'000     (pound)'000     (pound)'000
Cost:
At 30 September 2001                          -           5,265          5,265
Additions                                 4,740               -          4,740
                                        -------         -------         -------
At 30 September 2002 and
30 September 2003                         4,740           5,265         10,005
                                        =======         =======         =======
Amortisation:
At 30 September 2001                          -           1,190          1,190
Charge for the year                         509             373            882
                                        -------         -------         -------
At 30 September 2002                        509           1,563          2,072
Charge for the year                         677             373          1,050
                                        -------         -------         -------
At 30 September 2003                      1,186           1,936          3,122
Net book value:                         =======         =======         =======

At 30 September 2003                      3,554           3,329          6,883
                                        =======         =======         =======
At 30 September 2002                      4,231           3,702          7,933
                                        =======         =======         =======
At 30 September 2001                          -           4,075          4,075
                                        =======         =======         =======

The Company has no intangible fixed assets.
The weighted average useful life of the patents is 14 years.

The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2004 to 2007 inclusive is (pound)1,051,000.

11.  Tangible fixed assets


                                     Freehold     Fixtures
                                     land and          and    Laboratory       Office         Motor
                                    buildings     fittings     equipment    equipment      vehicles          Total
                                   pound)'000  (pound)'000   (pound)'000  (pound)'000   (pound)'000    (pound)'000

Cost:
At 30 September 2001                      785        4,429         8,159          996            20       14,389
Additions                                   -        4,622         3,452          330             -        8,404
Disposals                                   -            -          (276)           -             -         (276)
                                        -----       ------        ------       ------         -----       ------
At 30 September 2002                      785        9,051        11,335        1,326            20       22,517

Additions                                   -        2,936         1,164          924             -        5,024
Disposals                                   -         (392)          (59)        (191)            -         (642)
                                        -----       ------        ------        -----         -----       ------
At 30 September 2003                      785       11,595        12,440        2,059            20       26,899
                                        =====       ======        ======        =====         =====       ======

Depreciation:
At 30 September 2001                      139        2,038         4,999          566             5        7,747
Charge for the year                        49          740         1,655          167             6        2,617
Eliminated in respect of
disposals                                   -            -          (276)           -             -         (276)
                                        -----       ------        ------        -----         -----       ------
At 30 September 2002                      188        2,778         6,378          733            11       10,088

Charge for the year                        49          750         1,845          339             6        2,989
Eliminated in respect of
disposals                                   -         (345)          (52)        (147)             -        (544)
                                        -----       ------        ------        -----         -----       ------
At 30 September 2003                      237        3,183         8,171          925            17       12,533
                                        =====       ======        ======        =====         =====       ======

Net book value:
At 30 September 2003                      548        8,412         4,269        1,134             3       14,366
                                        =====       ======        ======        =====         =====       ======
At 30 September 2002                      597        6,273         4,957          593             9       12,429
                                        =====       ======        ======        =====         =====       ======
At 30 September 2001                      646        2,391         3,160          430            15        6,642
                                        =====       ======        ======        =====         =====       ======

Leased assets included above:
Net book value:
At 30 September 2003                        -           48           583          476             -        1,107
                                        =====       ======        ======        =====         =====       ======
At 30 September 2002                        -            -             -            -             -            -
                                        =====       ======        ======        =====         =====       ======
At 30 September 2001                        -            -             -            -             -            -
                                        =====       ======        ======        =====         =====       ======


12.  Fixed asset investments

                                                       Other
                                                 investments
                                                 (pound)'000
Cost and net book value:
At 1 October 2002                                        215
Additions                                              3,158
                                                      ------
At 30 September 2003                                   3,373
                                                      ======

CAT has received 588,160 newly issued shares from MorphoSys under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The net value of these shares, that is, excluding the amount due to The Scripps Research Institute and Stratagene, accounts for the addition to fixed asset investments during the year. The amounts due to The Scripps Research Institute and Stratagene have been included within current asset investments and are payable in three equal tranches over the next two years.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003.

The market value of this investment at 30 September 2003 was (pound)3,264,000.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:


                                          Country of                                      Percentage of
                                          incorporation                                 ordinary shares
                                          and operation     Principal activity                     held

Cambridge Antibody Technology Limited     England           Research and development               100%
CAT Group Employees' Trustees Limited     England           Share scheme trust company             100%
Optein Inc. (trading as Aptein Inc.)      USA               Research and development               100%
Tagred Limited                            England           Dormant                                100%



13.  Debtors
                                               2003            2002
                                        (pound)'000     (pound)'000
Due within one year:
Trade debtors                                   971              12
Other debtors                                 1,030           3,982
Prepayments and accrued income(i)             2,525           2,562
                                              -----           -----
                                              4,526           6,556
                                              =====           =====

(i) Includes accrued interest of (pound)840,000 (2002: (pound)1,519,000).


14.  Short term investments


                                             2003              2002
                                      (pound)'000       (pound)'000
Liquid resources:
Floating rate notes                        25,989            24,998
Certificates of deposit                    80,000            98,000
Term deposits                               1,927             3,696
                                          -------           -------
                                          107,916           126,694
Listed investments                            431                 -
                                          -------           -------
                                          108,347           126,694
                                          =======           =======
Market value of listed investments            445                 -

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 17.

15.  Creditors

                                                       2003             2002
                                                (pound)'000      (pound)'000
Amounts falling due within one year:
Bank overdraft                                       1,144                -
Obligations under finance leases                       347                -
Trade creditors                                      2,165            3,999
Taxation and social security                           342              304
Other creditors                                        426            1,003
Accruals (i)                                         3,553            4,710
Deferred income                                      4,680            2,547
                                                   -------          -------
                                                    12,657           12,563
                                                   =======          =======


(i) Includes purchase commitments of (pound)680,000 and accrued employee benefits of (pound)1,091,000 (2002: purchase commitments (pound)888,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16.  Creditors

                                                                           2003                 2002
                                                                    (pound)'000          (pound)'000

Amounts falling due after more than one year:
Obligations under finance leases                                            821                    -
Other creditors                                                             287                    -
Deferred income                                                          17,044                8,580
                                                                       ---------            ---------
                                                                         18,152                8,580
Borrowings are repayable as follows:                                   =========            =========
Bank overdraft:

Due within one year or on demand                                          1,144                    -

Finance leases:                                                        ---------            --------
Due within one year                                                         347                    -
Due in more than one year but not more than two years                       376                    -
Due in more than two years but not more than five years                     445                    -
                                                                       --------
                                                                          1,168                    -
                                                                       --------             --------
Total due within one year or on demand                                    1,491                    -
Total due in more than one year but not more than two years                 376                    -
Total due in more than two years but not more than five years               445                    -
                                                                       ---------            --------
                                                                          2,312                    -
                                                                      ==========            ========

17.  Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

o Investments only in freely negotiable instruments or deposits with specified banks and building societies.

o For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.
o For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.
o For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).
o     No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee review the return made on the Group's funds against benchmark market returns quarterly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.


                                                                                          Financial
                                                            Floating                    liabilities
                                           Fixed rate           rate      Fixed rate       on which
                                            financial      financial       financial    no interest
Financial assets                            assets(i)     assets(ii)  liabilities(i)         is paid         Total
and liabilities                           (pound)'000    (pound)'000     (pound)'000     (pound)'000   (pound)'000

At 30 September 2003
Sterling assets/(liabilities)                 23,000         84,920       (1,168)        (1,030)        105,722
United States Dollar assets                        -            936             -              -            936
Other assets                                       -              2             -              -              2
                                             -------        -------      --------        -------        -------
Book value                                    23,000         85,858       (1,168)        (1,030)        106,660
                                             -------        -------      --------        -------        -------
Fair value                                    22,958         85,854       (1,168)        (1,030)        106,614
                                             =======        =======      ========        =======        =======

                                                                                       Financial
                                                         Floating                    liabilities
                                          Fixed rate         rate       Fixed rate      on which
                                           financial    financial        financial   no interest
Financial assets                           assets(i)   assets(ii)   liabilities(i)        is paid         Total
and liabilities                          (pound)'000  (pound)'000      (pound)'000    (pound)'000   (pound)'000
At 30 September 2002
Sterling assets/(liabilities)                 11,998      114,699               -        (1,678)        125,019
United States Dollar assets                        -        4,755               -              -          4,755
Other assets                                       -            1               -              -              1
                                           ---------     --------       ---------       --------       --------
Book value                                    11,998      119,455               -        (1,678)        129,775
                                           ---------     --------       ---------       --------       --------
Fair value                                    12,000      119,563               -        (1,678)        129,885
                                           =========     =========      =========       ========       ========

(i)  Interest rates determined for more than one year

(ii) Interest rates determined at least once at year

The weighted average return on the fixed rate financial assets was 3.6 per cent. (2002: 3.1 per cent.), which was fixed over a weighted average term of
1.2 years (2002: 1.3 years).

The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was
14.8 per cent. (2002: nil) which was fixed over a weighted average term of 3.8 years (2002: nil).

In this disclosure, financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures

At the year end the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

                                                                USD              Sterling              Other                  Total
                                                        (pound)'000           (pound)'000        (pound)'000            (pound)'000

At 30 September 2003
Functional currency: Sterling                                 (467)                    -                  84                  (383)
                     United States Dollar                        -                (4,253)                  -                (4,253)
                                                        -----------          ------------         ----------            -----------
                                                              (467)               (4,253)                 84                (4,636)
                                                        ===========          ============         ==========            ===========

                                                        USD                     Sterling          Other                        Total
                                                       (pound)'000           (pound)'000         (pound)'000            (pound)'000

At 30 September 2002
Functional currency: Sterling                                  801                     -                 (87)                  714
                     United States Dollar                        -                   (90)                  -                   (90)
                                                        -----------          ------------         -----------           -----------
                                                               801                   (90)                (87)                  624
                                                        ===========          ============         ===========           ===========

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18. Called-up share capital and share premium


                                                                            2003              2002
                                                                     (pound)'000       (pound)'000
Authorised:
50,000,000 (2001 - 50,000,000) ordinary shares of 10 pence each            5,000             5,000
                                                                          ------            ------



During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.


                                                                      10 pence           Issued           Share
                                                                      ordinary            share         premium
                                                                        shares          capital         account
                                                                        Number      (pound)'000     (pound)'000
Allotted, called-up and fully paid - equity
At 1 October 2001                                                   35,455,865            3,546         195,017
Issued to the Share Incentive Plan                                      36,838                4             623
Exercise of options                                                    251,634               25             755
Exercise of options(i)                                                   4,000                -               -
In lieu of fees(iv)                                                      2,194                -              37
To Drug Royalty Corporation as part of the termination
of the royalty agreement(iii)                                          463,818               46           6,102
                                                                     ---------            -----         -------

At 30 September 2002                                                 36,214,34            3,621         202,534
Issued to the Share Incentive Plan                                     128,217               13             630
Exercise of options                                                    188,447               19             503
In lieu of fees(iv)                                                      7,307                1              37
To Genzyme Corporation as part of a
subscription agreement in September 2003(ii), (v)                    1,800,000              180           9,179
                                                                     ---------            -----         -------
At 30 September 2003                                                 38,338,32            3,834         212,883
                                                                     =========            =====         =======

(i) Exercised over shares in CAT Limited and exchanged, issued at an aggregate premium of (pound)5,000.

(ii) Shares were issued at a price of (pound)5.32 per share, being the average closing mid-market price on 18 September 2003.

(iii) Shares were issued at a price of (pound)13.26 per share, being the average share price for the ten days prior to 30 April 2002.

(iv) All Non-Executive Directors elected to take 25 per cent, of their annual fees in shares.

(v)   Net of expenses.

At 30 September 2003 options had been granted over ordinary shares of the Company as follows:


                         Exercise       Earliest date         Latest date
                            price         exercisable         exercisable     Notes       Number

Old schemes           (pound)1.28       28 April 1998       27 April 2005                 25,000
                          US$4.80       19 April 2001       19 April 2006                 75,000
                      (pound)3.00    4 September 1999    3 September 2006                  2,929
CSOP                  (pound)5.00       24 March 2000       23 March 2004       (i)       39,670
                      (pound)5.00       24 March 2000       23 March 2007       (i)       36,230
                      (pound)5.58         2 June 2000         1 June 2004       (i)        3,584
                      (pound)5.58         2 June 2000         1 June 2007       (i)        5,376
                      (pound)5.00    19 December 2000    18 December 2004       (i)       67,400
                      (pound)5.00    19 December 2000    18 December 2007       (i)       37,500
                      (pound)5.00        25 June 2001        24 June 2008       (i)       30,000
                      (pound)5.00    27 November 2001    26 November 2008       (i)       15,000
                      (pound)2.42    27 November 2001    26 November 2005       (i)      117,647
                      (pound)2.42    27 November 2001    26 November 2008       (i)       45,252
                      (pound)2.10         28 May 2002         27 May 2009       (i)        3,750
                      (pound)2.87     3 December 2002     2 December 2006      (ii)      293,221
                      (pound)2.87     3 December 2002     2 December 2009      (ii)       62,290
                     (pound)23.03         26 May 2003         25 May 2010      (ii)        3,128
                     (pound)30.54     1 December 2003    30 November 2007      (ii)       56,209
                     (pound)30.54     1 December 2003    30 November 2010      (ii)       18,835
                     (pound)25.66         25 May 2004         24 May 2008      (ii)        1,458
                     (pound)25.66         25 May 2004         24 May 2011      (ii)        7,640
                     (pound)21.62        18 June 2004        17 June 2011      (ii)        3,471
                     (pound)17.07    30 November 2004    29 November 2011      (ii)       72,404
                     (pound)17.04     4 December 2004     3 December 2011      (ii)       99,579
                     (pound)10.83         24 May 2005         23 May 2012      (ii)       77,338
                     (pound)10.83         24 May 2005         23 May 2012     (iii)       15,005
CSOP
- granted in year
and outstanding at
30 September 2003     (pound)5.13    22 November 2005    21 November 2012      (ii)      225,670
                      (pound)5.13    22 November 2005    21 November 2012     (iii)       41,887
                      (pound)4.60         23 May 2006         22 May 2013      (ii)      207,395
                      (pound)4.60         23 May 2006         22 May 2013     (iii)       36,739
                                                                                       ---------
Total                                                                                  1,726,607
                                                                                       =========




(i) These options were subject to the condition as stated in note (ii) below. This condition had been satisfied as at 30 September 2002.

(ii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return
     (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii) The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0 per cent. and 33 per cent.

19. Profit and loss account and other reserve

                                                     Profit          Other
                                                   and loss        reserve
                                                (pound)'000    (pound)'000
At 1 October 2001                                   (55,964)        13,451
Retained loss for the year                          (28,207)             -
Previous on issue of capital in subisidary                -              5
Foreign exchange translation                             96              -
Write back of goodwill on sael of Denzyme ApS           229              -
                                                  ---------       --------
At 1 October 2002                                   (83,846)        13,456
Retained loss for the year                          (39,191)             -
Foreign exchange translation                            606              -
                                                  ---------       --------
At 30 September 2003                               (122,431)        13,456
                                                  =========       ========


The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20. Reconciliation of movements in Group shareholders' funds

                                                             2003         2002
                                                      (pound)'000  (pound)'000

Loss for the financial year                               (39,191)     (28,207)
Other recognised gains and losses relating to the year        606          325
                                                         --------     --------
                                                          (38,585)     (27,882)
New shares issued                                          10,562        7,597
                                                         --------     --------
Net decrease in shareholders' funds                       (28,023)     (20,285)
Opening shareholders' funds                               135,765      156,050
                                                         --------     --------
Closing shareholders' funds                               107,742      135,765
                                                         ========     ========

21. Reconciliation of operating loss to operating cash flows



                                                       2003           2002           2001
                                                (pound)'000    (pound)'000    (pound)'000

Operating loss                                      (46,124)       (38,150)       (21,066)
Depreciation charge                                   2,989          2,617          2,146
Amortisation of intangible assets                     1,050            882            373
Loss on disposal of fixed assets                         94              -              1
Shares received from MorphoSys                       (3,589)             -              -
Shares issued to buy out DRC royalty agreement            -          6,149              -
Increase in debtors                                  (1,285)          (158)          (515)
Increase/(decrease) in creditors                     11,046          1,852            (89)
                                                   --------        -------        -------
Net cash outflow from operating activities          (35,819)       (26,808)       (19,150)
                                                   ========        =======        =======


22. Analysis of cash flows


                                                              2003             2002             2001
                                                       (pound)'000      (pound)'000      (pound)'000

Returns on investments and servicing of finance:
Interest received                                            5,095            7,558            8,322
Interest element of finance lease rentals                      (46)               -                -
                                                           -------          -------          -------
Net cash inflow                                              5,049            7,558            8,322
                                                           -------          -------          -------
Taxation:
Research and development tax credit received                 5,785              920                -
Overseas tax paid                                             (575)               -                -
                                                           -------          -------          -------
Net cash inflow                                              5,210              920                -
                                                           -------          -------          -------
Capital expenditure and financial investment:
Purchase of intangible fixed assets                         (2,673)          (2,067)               -
Purchase of tangible fixed assets                           (5,413)          (7,894)          (3,485)
Proceeds from the sale of tangible fixed assets                  4                -                4
                                                           -------          -------          -------
Net cash outflow                                            (8,082)          (9,961)          (3,481)
                                                           -------          -------          -------

Management of liquid resources:
Decrease in term deposits                                    1,769            9,749           10,762
Net sale/(purchase) of securities                           17,009           19,785          (10,488)
                                                           -------          -------          -------
Net cash inflow                                             18,778           29,534              274
                                                           -------          -------          -------
Financing:
Issue of ordinary share capital                             10,562            1,448           15,380
Proceeds from new finance lease commitments                  1,389                -                -
Capital elements of finance lease rental payments             (221)               -                -
                                                           -------          -------          -------
Net cash inflow                                             11,730            1,448           15,380
                                                           =======          =======          =======


Liquid resources comprise current asset investments in negotiable securities and cash deposits.

23. Analysis and reconciliation of net funds


                                   1 October            Cash        Exchange      30 September
                                        2002            flow        movement              2003
                                 (pound)'000     (pound)'000     (pound)'000       (pound)'000


Cash at bank and in hand               3,081          (1,990)            (35)            1,056
Overdrafts                                 -          (1,144)              -            (1,144)
                                                    --------         -------
                                                      (3,134)            (35)
Finance leases                             -          (1,168)              -            (1,168)
Liquid resources                     126,694         (18,778)              -           107,916
                                     -------        --------         -------          --------
Net funds                            129,775         (23,080)            (35)          106,660
                                     =======        ========         =======          ========


                      1 October                       Exchange    30 September
                           2001        Cashflow       movement            2002
                    (pound)'000     (pound)'000    (pound)'000      pound)'000

Cash at bank                585           2,528            (32)          3,081
Overdrafts                 (163)            163              -              -
                                       --------        -------         -------
                                          2,691            (32)
Liquid resources        156,228         (29,534)             -         126,694
                        -------        --------        -------         -------
Net funds               156,650         (26,843)           (32)        129,775
                        =======        ========        =======         =======


                      1 October                       Exchange    30 September
                           2000        Cashflow       movement            2001
                    (pound)'000     (pound)'000    (pound)'000      pound)'000

Cash at bank                 26             559              -             585
Overdrafts                 (949)            786              -            (163)
                        -------        --------        -------         -------
                                          1,345              -
Liquid resources        156,502            (274)             -         156,228
                        -------        --------        -------         -------

Net funds               155,579           1,071              -         156,650
                        =======        ========        =======         =======


                                                        2003             2002           2001
                                                 (pound)'000      (pound)'000    (pound)'000
(Decrease)/increase in cash in the year               (3,134)           2,691          1,345
Decrease in liquid resources                         (18,778)         (29,534)          (274)
Cash inflows from increase in lease financing         (1,168)               -              -
                                                     -------         --------       --------
Change in net funds resulting from cash flows        (23,080          (26,843)         1,071
Exchange movement                                        (35)             (32)             -
                                                     -------         --------       --------
Movement in net funds in year                        (23,115)         (26,875)         1,071
Net funds at 1 October 2002                          129,775          156,650        155,579
                                                     -------         --------       --------
Net funds at 30 September 2003                       106,660          129,775        156,650
                                                     -------         --------       --------


24.  Financial commitments

Capital commitments of the Group were as follows:

                                                        2003              2002
                                                 (pound)'000       (pound)'000
Contracted but not provided for                           56               515


In the next year the Group has operating lease commitments as follows, categoised by period by expiry.


                                               Land and                       Land and
                                              buildings          Other       buildings          Other
                                                   2003           2003            2002           2002
                                            (pound)'000    (pound)'000     (pound)'000    (pound)'000

Expiry date:
  - within one year                                   -              1               -              -
  - between two and five years                        -             44               -             48
  - after five years                              1,832              -           1,801              -


25. Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2003 were (pound)988,000 (2002: (pound)875,000; 2001: (pound)641,000).

26. Post balance sheet event

In September 2003, it was announced that Genzyme was to make an equity investment in CAT of (pound)22.9 million through a cash purchase of 4.3 million shares.

The purchase was effected in two tranches.

The first tranche occurred in September 2003 and consisted of the purchase of
1.8 million shares.

The second tranche occurred after the financial year end, in October 2003, and required the approval of CAT Shareholders. Shareholder approval was gained at the extraordinary general meeting held in October 2003, and a further 2.5 million shares were issued to Genzyme in October 2003 with a value of (pound)13.3 million.


27. Litigation

In 1998 CAT brought a patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich. MorphoSys brought various actions against CAT in the US seeking a declaration that certain CAT patents were invalid or that MorphoSys was not infringing the patent. Under a settlement agreement dated 23 December 2002 between CAT Limited and MorphoSys the parties agreed to settle all litigation and patent disputes between them.

In 2000, Crucell issued writs against the Medical Research Council (MRC), The Scripps Research Institute (Scripps) and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of this patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with MRC, Scripps and Stratagene, CAT Limited was responsible for the defence of these proceedings. This litigation was settled under a settlement agreement dated 19 December 2002 between CAT Limited and Crucell. As a result of this agreement, all litigation which had been ongoing between CAT Limited and Crucell was withdrawn.

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC's claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The CAT Directors continue to believe that the proceedings have no merit.

CAT has been named, together with numerous other defendants who practice or rely on antibody phage display, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the US Federal District Court for the Southern District of New York. The complaint, among other allegations, purports to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik with a request for a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringement. The complaint also purports to assert non-patent related claims. After an initial court conference the Plaintiff has amended his complaint adding certain other defendants. CAT intends to vigorously defend itself. CAT currently believes that the outcome of the litigation will not materially impact the operation of its business.

CAT's entitlement to royalties in relation to sales of HUMIRA(R) is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA(R). CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

                                   PART III

     PRELIMINARY RESULTS OF THE GROUP FOR THE YEAR ENDED 30 SEPTEMBER 2004


Nature of Financial Information

The financial information in this Part III is a reproduction of the full text of the preliminary announcement of CAT for the year ended 30 September 2004, as released on 22 November 2004. The information included has been extracted without material adjustment from the audited financial statements of CAT for the year ended 30 September 2004, dated 21 November 2004.


"Chairman's Statement

I am honoured to have followed Peter Garland as Chairman of CAT. Peter retired from the Board at the AGM in February, having been a Board member since the company's formation in 1990, and Chairman since 1995. Peter contributed much to CAT and its development, and it has been my privilege to have worked with him since I joined the Board in 1999. We wish him an enjoyable retirement.

CAT is a company with a strong scientific foundation, broadly applicable technology and a clear vision for its future evolution as a product-based biopharmaceutical company. We expect the core of our future value to come from products we develop, in which we invest and in which we have a substantial economic interest. Today's announcement of our major alliance with AstraZeneca, which we will complete in December subject to the sanction of our shareholders, represents a major step forward in CAT's achievement of that vision.

Another very important event for CAT commences today when the trial in which CAT is claiming full royalties under its contract with Abbott with respect to HUMIRA(R) begins in the High Court in London. HUMIRA(R) is the first CAT-derived product to be marketed. It is anticipated to reach `blockbuster' status in 2005, with Abbott forecasting sales of more than $1.2 billion.

There is a rapidly growing market for antibody therapeutics in which we intend to participate actively and to be amongst those leading expansion in the industry. CAT is committed to operating at the highest standards, whether they are ethical, scientific or of corporate governance.

I was delighted to welcome Professor Christopher Marshall who took up his position as a Non-Executive Director of CAT on 24 September 2004. He is Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research London, UK and a Fellow of the Royal Society. He brings a new perspective and scientific breadth to the Board of CAT and we look forward to working with him.

I am also delighted to welcome four new members to our Scientific Advisory Board
(SAB): Professor John Forrester, Professor Stephen Holgate, Professor Peng Khaw and Professor Stephen O'Rahilly. They are all well-known specialists in their fields and will bring fresh perspectives to the evolution of the company's scientific endeavours - ensuring that CAT has access to the experience it needs as it focuses further on its chosen areas and maintains its position of scientific leadership. I would like to acknowledge the hard work of those members of the SAB who stood down during the year, and to thank them for their valuable contributions to the company over the years.

Finally, I am grateful to everyone who has contributed to CAT during the year - our staff, our Board, our SAB, our partners, our licensees and our shareholders, and look forward to the year ahead.

Paul Nicholson

CEO's Statement

Our ambitions for the business are clear - to become a leading biopharmaceutical company with a pipeline of products that improve the lives of patients in which we have a major economic stake and thereby achieve rapid revenue and profit growth for our shareholders.

We add the new alliance with AstraZeneca to an existing CAT pipeline that has grown during this year - but one that reflects both the opportunities and risks of discovering and developing important new medicines. Overall, there is one CAT-derived antibody on the market, HUMIRA(R), and 10 others which have entered clinical development - an increase of two since a year ago. HUMIRA(R) sales continue to advance strongly and Abbott has stated that it will file for regulatory approval in Psoriatic Arthritis by the end of 2004. HUMIRA(R) was isolated and optimised by CAT in conjuction with BASF (subsequently acquired by Abbott).

We recently announced that the first pivotal trial of Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. This is obviously a disappointing outcome. However, our work on Trabio has enhanced CAT's biopharmaceutical development capability, which we have applied successfully to CAT's other current product candidates. This will be a key component of our relationship with AstraZeneca.

In September, we commenced the first clinical study of CAT-354, a product candidate with potential in the treatment of severe asthma.

We have been working closely with Genzyme during the year in order to plan the broad clinical development of our collaboration in the field of antibodies against TGF(beta). We are pleased to confirm that, subject to regulatory approval, we intend to commence a first clinical trial with GC-1008 in Idiopathic Pulmonary Fibrosis (IPF) and a trial in oncology during 2005. We continue to examine the opportunity for our antibody candidates in other indications, including diffuse systemic sclerosis.

During the year ABT-874, being developed by Abbott, progressed to a Phase II clinical trial in multiple sclerosis. Three of the four CAT-derived antibodies licensed to HGSI also progressed, with the fourth dependent on US government decisions. We are particularly pleased that during the year, Wyeth announced plans to take its first CAT-derived antibody, MYO-029, into a Phase I clinical trial for muscular dystrophy and age-related sarcopenia.

We also continue to invest in our core technologies, a key asset of our company, so that we can retain our leadership position in the field of antibody discovery and development. We believe our Phage and Ribosome Display technologies and capabilities put CAT at the forefront of fully human antibody therapeutics.

Peter Chambre

Review of the year

Product Development

CAT products

Trabio (lerdelimumab) is a fully human anti-TGFa2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of surgery for glaucoma.

In November, CAT announced preliminary results from its first pivotal (`European' Phase II/III) clinical trial of Trabio. The trial, which started in February 2002, was carried out in 344 patients in six European countries. Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. Overall, the percentage of patients achieving intraocular pressure in the range 6 - 16 mm Hg at six and 12 months was Trabio 60 per cent, compared to placebo 68 per cent. This compares to, and contrasts with, the earlier smaller clinical trials which showed that 56 - 61 per cent of patients treated with Trabio and 35 - 38 per cent of patients treated with placebo achieved this endpoint.

This result will delay the filing of a Biologics Licence Application (BLA) and, if repeated in the second pivotal study, will terminate development of the product in this indication.

Following the preliminary results of the first pivotal trial, we are minimising future costs of Trabio development, consistent with our obligations in the two continuing trials. In the second pivotal (`International' Phase III) clinical trial in 393 patients in six European countries and South Africa, enrolment is complete and preliminary results are expected in the first quarter of 2005. In the US clinical trial comparing Trabio with 5-Flurouracil (5-FU) in 236 patients, enrolment is complete and preliminary results are expected at the end of 2005.

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the UK: a placebo-controlled, rising single intravenous dose study in up to 36 patients, with objectives to study the safety, tolerability and pharmacokinetics of CAT-354. Enrolment is progressing and dosing has started. Preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to commence further clinical trials later in 2005.

CAT-213 is a fully human anti-eotaxin1 monoclonal antibody directed at severe allergic disorders. Discussions with potential partners continue regarding the further development of CAT-213.

Genzyme alliance

CAT and Genzyme believe that the neutralisation of TGF(beta) offers a number of important and valuable opportunities for addressing unmet medical needs.

Following discussions with the US Food and Drug Administration (FDA), a further pre-clinical safety study of GC-1008 has been undertaken and the results presented to the FDA with regard to the commencement of a Phase I clinical trial in IPF. During 2005, it is also intended to commence a clinical trial of GC-1008 in various cancers.

In February 2004, preliminary results of a double-blind, placebo-controlled Phase I/II clinical trial of CAT192 (metelimumab) in 45 patients suffering from diffuse systemic sclerosis at 12 medical centres in the US and Europe were announced. The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients. The primary objective of the trial was met; CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis, however, it has not proved possible to reach definitive conclusions regarding the efficacy of CAT-192 from the results of the trial. The results were presented at the American College of Rheumatology in October 2004. Work continues to identify a route forward for clinical trials in diffuse systemic sclerosis.

The partners also believe that there are further therapeutic opportunities for the collaboration and pre-clinical work is continuing to evaluate these.

Licensed products

HUMIRA(R) (adalimumab) is a fully human anti-TNF(beta) monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and approved for marketing as a treatment for rheumatoid arthritis (RA) in over 50 countries. Abbott reported sales of $280 million in 2003, HUMIRA(R)'s first year on the market, and sales for the first nine months of 2004 of $578 million. Abbott forecasts total 2004 sales of over $800 million, and 2005 sales of over $1.2 billion.

Abbott continues to develop HUMIRA(R) as a potential treatment for a number of additional indications: Phase III trials continue in psoriatic arthritis and Abbott has announced plans to submit applications to the US FDA and the European Medicines Agency (EMEA) in 2004 to request approval for use of HUMIRA(R) as a treatment for psoriatic arthritis. Further Phase III clinical trials in Crohn's disease, juvenile RA and ankylosing spondylitis also continue. A Phase II clinical trial continues in chronic plaque psoriasis.

In August 2004, Abbott announced that the US FDA had approved an expanded indication for HUMIRA(R) to include improvement in physical function for adult patients with moderately to severely active RA.

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial commences today, with an estimated length of three weeks.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and is licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for a number of autoimmune diseases and announced the start of a Phase II clinical trial in multiple sclerosis in June 2004.

LymphoStat-B(TM) (belimumab) is a fully human anti-BLyS monoclonal antibody and the first of four antibody drug candidates to be licensed by CAT to Human Genome Sciences, Inc. (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and RA.

A Phase II clinical trial in each indication is underway and in July 2004 HGSI completed the enrolment, randomisation and initiation of dosing in both studies. 283 patients were enrolled in the double-blind, placebo-controlled multi-centre Phase II trial to evaluate safety, optimal dosing and efficacy of LymphoStat-B in patients with active RA who have failed prior therapy. HGSI expects that results of this clinical trial will be available in the Spring of 2005. 449 patients have been enrolled in the double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in patients with active SLE. HGSI expects that the results of this clinical trial will be available in the Autumn of 2005.

HGS-ETR1 (previously known as TRAIL-R1 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI and being developed by HGSI as a potential treatment for a number of cancers.

Phase I clinical trials to evaluate its safety and pharmacology in patients with advanced solid tumours or non-Hodgkins lymphoma continue. Interim results of two Phase I trials were presented at the 40th Annual Meeting of the American Society of Clinical Oncology (ASCO) in New Orleans, US in June 2004. Interim results from these trials were also presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva in September 2004. These interim results demonstrate the safety and tolerability of HGS-ETR1 and support its further evaluation in Phase II trials. Based on these results and strong pre-clinical evidence, HGSI announced in September 2004 that it had commenced dosing patients in a Phase II clinical trial of HGS-ETR1. This US Phase II clinical trial is a multi-centre, open-label, single-arm study in a maximum of 30 patients with relapsed or refractory non-small cell lung cancer. Each patient will receive four 10 mg/kg doses of HGS-ETR1 administered as an infusion 21 days apart. The primary objective of the study is to evaluate tumour response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1, and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis.

Also, in September, HGSI announced that it had begun to dose patients in an open-label, dose-escalation Phase 1b clinical trial of HGS-ETR1 to evaluate its safety and tolerability in combination with chemotherapy (paclitaxel and carboplatin) in patients with advanced solid malignancies.

In October 2004, HGSI announced the initiation of two further Phase II clinical trials of HGS-ETR1. One of the trials will take place in Germany and is a multi-centre, open-label study to evaluate the efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with advanced colorectal cancer. The other is a multi-centre, open-label study to evaluate efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with relapsed or refractory non-Hodgkin's lymphoma.

HGS-ETR2 (previously known as TRAIL-R2 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. In September 2004, HGSI announced that initial results of an ongoing Phase I clinical trial demonstrate the safety and tolerability of HGS-ETR2 in cancer patients with advanced solid tumours, and that these results support the continued dose escalation and evaluation of HGS-ETR2 in these patients. Safety, pharmacokinetic and biological activity data were presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva.

ABthrax(TM) is a fully human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed by CAT to HGSI. It has been developed by HGSI as a potential treatment for anthrax.

In March 2004, HGSI presented results from its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax. The results demonstrate that ABthrax is safe and well tolerated in healthy adult volunteers, and achieved the blood levels predicted in relevant animal models as necessary to afford significant protection from the lethal effects of anthrax toxin. HGSI has stated that further development of ABthrax will depend on the US government's willingness to commit to the purchase of ABthrax.

MYO-029 is a fully human monoclonal antibody which neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. Wyeth announced in June 2004 that it had filed an Investigational New Drug (IND) application for MYO-029 and is now moving forward with a Phase I clinical trial.

Research and pre-clinical stage programmes

There are ongoing research programmes to 18 distinct molecular targets at CAT - 11 CAT proprietary programmes and seven on behalf of partners. In addition there is one CAT proprietary candidate, GC-1008 (partnered with Genzyme) and six antibody drug candidates licensed to partners which are at the pre-clinical stage of development.

In December 2003, CAT restructured its agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex (subsequently acquired by Amgen). In return, CAT receives from Amgen an initial fee and potential milestone payments and royalties on future sales. This agreement allows CAT to focus its investment on a smaller number of core programmes, while retaining significant interest in the success of these two antibody candidates.

In February 2004, after three years, CAT exercised its right to terminate its agreement with Elan. The collaboration involved research on a number of targets. Terminating this exclusive agreement allows CAT to collaborate with third parties in the fields of neurology and pain, and does not preclude future collaboration with Elan.

In October 2001, CAT entered into a collaboration with Merck & Co., Inc that focussed on the research and development of products specific for a key target involved in diseases mediated by HIV-1. Merck's proprietary technologies and experience in HIV biology, combined with CAT's libraries and expertise in antibodies, has resulted in the isolation of a neutralising antibody (known as D5) specific for the envelope glycoprotein gp41, which is present on the outside of the HIV molecule and which mediates the fusion of the viral and cellular membranes. During the year, Merck presented the results of early research at two conferences: the XIII International HIV Resistance Workshop in June, in Tenerife, and AIDS Vaccine 2004 in August in Lausanne, Switzerland.

Library Licences

In the last year, CAT has continued to develop its licensing business through the licensing of its proprietary phage antibody libraries in return for upfront fees and potential option, milestone and royalty payments.

In February 2004, Wyeth exercised an option to license CAT's libraries for in-house use. The libraries will support Wyeth's activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas. This option was granted to Wyeth as part of the collaboration agreement entered into in March 1999. Wyeth has a number of exclusive therapeutic and diagnostic antibody product options related to its use of the libraries.

In April 2004, CAT granted Genzyme a Library licence. Genzyme will use CAT's phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Intellectual Property

During the year, CAT strengthened its three key patent families, Winter II, McCafferty and Griffiths.

The Winter II patent family covers the production of expression libraries of antibody genes. The European Winter II patent EP 0 368 684 had been maintained in amended form by the Opposition Division in 2000. CAT and MorphoSys both appealed this decision (MorphoSys later withdrew), and in January 2004 the Technical Board of Appeal decided to maintain and broaden the scope of the amended patent.

The McCafferty patent family protects CAT's phage display method used to obtain specific antibodies from the expression libraries of antibody genes. A further US continuation application, relating to phagemid-based display of scFv, Fab and VH (dAb) fragments, issued in October 2004 as US 6,806,079.

The Griffiths family of patents covers antibodies that specifically recognise human 'self' antigens isolated from CAT's libraries. In September 2004 the European Griffiths patent issued as EP 0 616 640, adding to the six US patents already issued in this family.

CAT also has a number of patent applications pending or granted in relation to its ribosome display technology and its pipeline products.


Operations

Employees

CAT employed 281 staff at 30 September 2004 (279 at 30 September 2003).


Manufacturing

In January, CAT and Lonza announced the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This will enable CAT to plan further ahead with confidence and will guarantee that CAT and its collaborators have access to Lonza's world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programmes and future projects, in a cost-effective way.


Management

During the year, the company reorganised its research and development functions, to reflect the needs of CAT as it evolves to a product-focussed company. The Discovery and Development team structures are now organised around CAT's product and therapeutic focus and the enlarged Development team now includes CAT's class-leading biopharmaceutical development group. Nigel Burns, Senior Vice President, has taken over responsibility for the strategic management of CAT's product collaborations.

During the year, three key positions were appointed. In January 2004, Dr Diane Wilcock was promoted to the position of Vice President, Intellectual Property, responsible for managing the Company's patent portfolio and patent strategy. In April 2004, Dr Neil Stutchbury joined CAT as Vice President, Informatics and Information Technology and is leading the delivery of an Informatics and Information Technology strategy to support CAT's development. In May 2004, Dr Patrick Round joined CAT as Vice President, Development, responsible for CAT's product development activities.


Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK Generally Accepted Accounting Principles (GAAP).


Results of operations

Years ended 30 September 2004 and 2003

Revenues, consisting of contract research fees, licence fees, technical and clinical milestone payments and royalties, increased by 82 per cent. to (pound)15.9 million in the 2004 financial year (2004) from (pound)8.7 million in the 2003 financial year (2003).

The increase in revenue from 2003 to 2004 was primarily as a result of the receipt of three royalty payments from Abbott in respect of HUMIRA(R) during the year. Royalties of (pound)6.3 million were received as compared to nil in 2003. Sales of HUMIRA(R) commenced in January 2003. The three royalty payments received, and recognised as revenue, represent Abbott's calculation of the royalties due on HUMIRA(R) sales in the period from January 2003 to 30 June 2004.

Revenues recognised from licence fees increased to (pound)4.6 million in 2004 from (pound)2.6 million in 2003. A full year's revenue was recognised under the Chugai library licence for the first time which, with the new library licences granted to Wyeth in February 2004 and Genzyme in April 2004, account for the majority of this increase. Library licences were granted to Wyeth in February 2004 and Genzyme in April 2004, and revenues have been recognised during 2004 regarding both these agreements. Four product licences were granted to Dyax and two to Amgen during 2004. In addition to revenues being recognised from the new licence agreements in each financial year, revenue is also realised on licence fees released from deferred income brought forward at the beginning of each financial year.

Revenues arising from technical milestones increased from (pound)0.2 million in 2003 to (pound)1.6 million in 2004. Four technical milestone payments were received from Pfizer and one from Amgen during 2004. Technical milestone payments of (pound)0.2 million were received from Pfizer during 2003. The above technical milestone payments have been recognised in full as revenue under the Group's accounting policy.

Clinical milestone payments recognised fell from (pound)1.8 million in 2003 to (pound)1.1 million in 2004. A milestone payment was received from Wyeth in the fourth quarter of 2004 with the initiation of a Phase I clinical trial for MYO-029. Fifty per cent of the value of this milestone receipt is creditable against any future royalties payable by Wyeth and therefore, only half the value has been recognised as revenue in the year. A clinical milestone payment was received from Abbott during 2003 following US FDA approval of HUMIRA(R). The milestone was not recognised as revenue during 2003 as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone was released as revenue during 2004, the remainder is expected to be released as revenue during the 2005 financial year on receipt of two further royalty payments. HGSI received clearance to begin Phase I trials for both ABthrax and HGS-ETR2 during the 2003 financial year triggering milestone payments for each. Unless otherwise stated, all of the above clinical milestone payments have been recognised in full as revenue under the Group's accounting policy.

Contract research fees decreased from (pound)3.9 million in 2003 to (pound)1.8 million in 2004 resulting from reduced activity levels on funded research collaborations.

CAT's direct costs are typically payments made to third parties as a proportion of certain CAT revenues. Direct costs were (pound)3.0 million in 2004 and (pound)0.7 million in 2003. The majority of direct costs for 2004 comprised royalties payable to Medical Research Council and other licensors, primarily arising on the payments received from Abbott regarding sales of HUMIRA(R). In addition, in 2004, direct costs included an amount payable to Medical Research Council and in 2003, included an amount payable to The Scripps Research Institute and Stratagene arising following CAT's settlement of all pending litigation with MorphoSys. Direct costs for both financial years included agency fees incurred in obtaining new contracts.

Operating expenses, consisting of research and development expenses and general and administration expenses, for 2004 were (pound)55.1 million compared to (pound)54.2 million in 2003.

Research and development expenses decreased to (pound)44.1 million in 2004 from (pound)45.0 million in 2003. External development costs rose by (pound)3.3 million to (pound)18.5 million in 2004. The increase reflects a rise in spend on clinical trials over the last year on CAT funded programmes, particularly Trabio and CAT-354. Research and development staff costs and spend on laboratory consumables fell in line with the reduction in staff numbers following the termination of the antibody microarray project in 2003, and reflect some reallocations of staff between departments. Research and development expenditures in 2003 include the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administration expenses increased to (pound)11.0 million in 2004 from (pound)9.2 million in 2003. The increase in costs was primarily due to the rise in litigation costs incurred during 2004, from (pound)0.9 million in 2003 to (pound)2.5 million in 2004, as a result of the legal proceedings commenced by CAT against Abbott in the High Court in London. For 2003, general and administration expenses included (pound)0.6 million of net costs incurred relating to the offer made for OGS. General and administration staff costs have increased reflecting the reallocation of staff from research and some increase in staff numbers. General and administration expenses for 2004 include a foreign exchange translation charge of (pound)1.1 million (2003: (pound)0.8 million) relating primarily to the non-cash charge arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein, due to significant depreciation of the US Dollar compared to sterling.

Interest income fell from (pound)4.4 million in 2003 to (pound)4.1 million in 2004. Average balances of cash and liquid resources decreased during 2004 as cash was consumed by operating activities which resulted in reduced interest income.

Under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK, the Group submitted one claim in 2003 for (pound)3.1 million relating to the 2002 financial year. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. The Group no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of (pound)0.6 million and (pound)0.1 million was withheld on the licence payments received from Chugai during the 2003 and 2004 financial years respectively.


Liquidity and capital resources

Net cash outflow before management of liquid resources and financing was (pound)27.9 million for 2004 as compared to (pound)33.6 million for 2003. As at 30 September 2004, CAT had net cash and liquid resources of (pound)93.7 million ((pound)107.8 million at 30 September 2003).

During 2004 and 2003, CAT's net cash used by operating activities was (pound)31.1 million and (pound)35.8 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In both years, operating losses were also offset by increases in creditors primarily due to the increase in deferred income resulting from licence income received, to be recognised as revenue in future periods.

CAT received (pound)5.7 million research and development tax credit during 2003 based on claims for the 2002 and 2001 financial years.

CAT made capital expenditures of (pound)1.0 million and (pound)8.1 million in 2004 and 2003, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2003 to 2004 was primarily due to the completion of the fit out of the Milstein Building early in the 2003 year.

CAT's net cash inflows from financing activities during 2004 and 2003 were (pound)13.9 million and (pound)11.7 million respectively, in each case primarily resulting from the issue of ordinary shares. In 2003, Genzyme increased its equity stake in CAT through a subscription of (pound)9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche was a further 2.5 million shares with a value of (pound)13.3 million, issued during the 2004 financial year following shareholder approval at the EGM held in October 2003.

As at 30 September 2004, CAT had net current assets of (pound)84.6 million. CAT's creditors at the end of the 2004 financial year included a total of (pound)25.8 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in 2003 was (pound)21.7 million.


International Accounting Standards

The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 30 September 2006 onwards. The most notable change for the Group will be the adoption of IFRS 2, `Share Based Payment', which requires the fair value of equity based compensation to be recognised in the Group's profit and loss account.

Financial outlook for 2005

Further royalty income from Abbott in respect of HUMIRA(R) is expected in the 2005 financial year. Abbott has stated that it expects HUMIRA(R) sales to be in excess of $800 million for the 2004 calendar year and in excess of $1.2 billion for the 2005 calendar year. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2004 and contract research revenues are expected to be of the order of (pound)5 million for the 2005 financial year. Additional revenues may arise from technical and clinical milestone receipts and any further licensing or contract research arrangements.

External development expenditure is expected to decrease in the 2005 financial year given cost savings identified on the Trabio programme following the announcement of the European Phase II/III clinical trial result. Other operating expenses are not expected to increase significantly during 2005.

It is expected that CAT's net cash outflow before financing for the current year will be of the order of (pound)32 million.



CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                     Year ended     Year ended     Year ended
                                                                   30 September   30 September   30 September
                                                                           2004           2004           2003

                                                                    Convenience
                                                                    translation
                                                                        US$'000    (pound)'000    (pound)'000

Turnover                                                                 28,808         15,925          8,743
Direct costs                                                             (5,469)        (3,023)          (690)
                                                                      ----------     ----------     ----------
Gross profit                                                             23,339         12,902          8,053
Research and development expenses                                       (79,822)       (44,125)       (44,981)
General and administration expenses                                     (19,843)       (10,969)        (9,196)
                                                                      ----------     ----------     ----------
Operating loss                                                          (76,326)       (42,192)       (46,124)
Interest receivable (net)                                                 7,471          4,130          4,360
                                                                      ----------     ----------     ----------
Loss on ordinary activities before taxation                             (68,855)       (38,062)       (41,764)
Tax on loss on ordinary activities                                         (116)           (64)         2,573
                                                                      ----------     ----------     ----------
Loss for the financial period                                           (68,971)       (38,126)       (39,191)
                                                                      ==========     ==========     ==========
Loss per share - basic and diluted (pence)                                               93.3p         107.5p


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                                     Year ended     Year ended     Year ended
                                                                   30 September   30 September   30 September
                                                                           2004           2004           2003

                                                                    Convenience
                                                                    translation
                                                                        US$'000    (pound)'000    (pound)'000

Loss for the financial period                                           (68,971)       (38,126)       (39,191)
Gain on foreign exchange translation                                      1,988          1,099            606
                                                                      ----------     ----------     ----------
Total recognised losses relating to the period                          (66,983)       (37,027)       (38,585)
                                                                      ==========     ==========     ==========
The losses for all periods arise from continuing operations.

This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.





                                                       55

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

CONSOLIDATED BALANCE SHEET

                                                                          As at          As at          As at
                                                                   30 September   30 September   30 September
                                                                           2004           2004           2003

                                                                    Convenience
                                                                    translation
                                                                        US$'000    (pound)'000    (pound)'000

Fixed assets
Intangible assets                                                        10,550          5,832          6,883
Tangible assets                                                          22,363         12,362         14,366
Investments                                                               5,322          2,942          3,373
                                                                      ----------     ----------     ----------
                                                                         38,235         21,136         24,622
                                                                      ==========     ==========     ==========
Current assets
Debtors                                                                   8,068          4,460          4,526
Short term investments                                                  168,347         93,061        108,347
Cash at bank and in hand                                                  4,845          2,678          1,056
                                                                      ----------     ----------     ----------
                                                                        181,260        100,199        113,929
Creditors
Amounts falling due within one year                                     (28,226)       (15,603)       (12,657)
                                                                      ----------     ----------     ----------
Net current assets                                                      153,034         84,596        101,272
                                                                      ----------     ----------     ----------
Total assets less current liabilities                                   191,269        105,732        125,894
Creditors
Amounts falling due after more than one year                            (37,356)       (20,650)       (18,152)
                                                                      ----------     ----------     ----------
Net assets                                                              153,913         85,082        107,742
                                                                      ==========     ==========     ==========
Capital and reserves
Called-up share capital                                                   7,437          4,111          3,834
Share premium account                                                   410,334        226,829        212,883
Other reserve                                                            24,342         13,456         13,456
Profit and loss account                                                (288,200)      (159,314)      (122,431)
                                                                      ----------     ----------     ----------
Shareholders' funds - all equity                                        153,913         85,082        107,742
                                                                      ==========     ==========     ==========


This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.






                                                 56

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004


CONSOLIDATED CASH FLOW STATEMENT


                                                                     Year ended       Year ended      Year ended
                                                                   30 September     30 September    30 September
                                                                           2004             2004            2003

                                                                    Convenience
                                                                    translation
                                                                        US$'000      (pound)'000     (pound)'000

Net cash outflow from operations                                       (56,199)         (31,067)        (35,819)
                                                                     ----------       ----------      ----------
Returns on investments and servicing of finance
Interest received                                                        7,770            4,295           5,095
Interest element of finance leases                                        (141)             (78)            (46)
                                                                     ----------       ----------      ----------
                                                                         7,629            4,217           5,049
                                                                     ----------       ----------      ----------
Taxation                                                                  (116)             (64)           5,210
                                                                     ----------       ----------      ----------
Capital expenditure and financial investment
Purchase of intangible fixed assets                                          -                -          (2,673)
Purchase of tangible fixed assets                                       (1,867)          (1,032)         (5,413)
Sale of tangible fixed assets                                               11                6               4
                                                                     ----------       ----------      ----------
                                                                        (1,856)          (1,026)         (8,082)
                                                                     ----------       ----------      ----------
Net cash outflow before management of
  liquid resources and financing                                       (50,542)         (27,940)        (33,642)
                                                                     ----------       ----------      ----------
Management of liquid resources                                          27,781           15,357          18,778
                                                                     ----------       ----------      ----------
Financing
Issue of ordinary share capital                                         25,729           14,223          10,562
Proceeds from new finance lease commitment                                   -                -           1,389
Capital elements of finance lease rental payments                         (630)            (348)           (221)
                                                                     ----------       ----------      ----------
                                                                        25,099           13,875          11,730
                                                                     ----------       ----------      ----------
Increase/(decrease) in cash                                              2,338            1,292          (3,134)
                                                                     =========        ==========      ==========


This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.


NOTES TO THE FINANCIAL INFORMATION

Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2004.


Convenience translation

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 30 September 2004 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.809, the noon buying rate as of 30 September 2004. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.


Loss per share

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on information in the table shown below.


                                                        Year ended   Year ended
                                                      30 September 30 September
                                                              2004         2003

Losses ((pound)'000)                                        38,126       39,191
Weighted average number of shares                       40,866,684   36,440,993

The Company had ordinary shares in issue of 41,109,938 and a total of 2,066,913 ordinary shares under option as of 30 September 2004.


Reconciliation of operating loss to operating cash outflow
                                                                  Year ended        Year ended        Year ended
                                                                30 September      30 September      30 September
                                                                        2004              2004              2003

                                                                 Convenience
                                                                 translation
                                                                     US$'000       (pound)'000       (pound)'000
Operating loss                                                       (76,326)          (42,192)          (46,124)
Depreciation charge                                                    5,112             2,826             2,989
Amortisation of intangible fixed assets                                1,901             1,051             1,050
(Profit)/loss on disposal of fixed assets                                 (5)               (3)               94
Shares received from MorphoSys                                             -                 -            (3,589)
Amounts written off fixed asset investments                              389               215                 -
EIP charge                                                               261               144                 -
Increase in debtors                                                      (43)              (24)           (1,285)
Increase in deferred income                                            7,392             4,086            10,597
Increase in creditors (excluding deferred income)                      5,120             2,830               449
                                                                 -----------       -----------       -----------
                                                                     (56,199)          (31,067)          (35,819)
                                                                 ===========       ===========       ===========



                                                          58

Analysis and reconciliation of net funds

                                                   1 October              Cash        Exchange      30 September
                                                        2003              flow        movement              2004
                                                 (pound)'000       (pound)'000     (pound)'000       (pound)'000
Cash at bank and in hand                               1,056             1,660             (38)            2,678
Overdrafts                                            (1,144)             (368)              -            (1,512)
                                                                    ----------       ---------
                                                                         1,292             (38)
Liquid resources                                     107,916           (15,357)              -            92,559
                                                  ----------        ----------       ---------        ----------
Net cash and liquid resources                        107,828           (14,065)            (38)           93,725
Finance leases                                        (1,168)              348               -              (820)
                                                  ----------        ----------       ---------        ----------
Net funds                                            106,660           (13,717)            (38)           92,905
                                                  ==========        ==========       =========        ==========

Liquid resources shown above are included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.


Reconciliation of movements in group shareholders' funds

                                                                                     Year ended       Year ended
                                                                                   30 September     30 September
                                                                                           2004             2003
                                                                                    (pound)'000      (pound)'000
Loss for the financial period                                                           (38,126)         (39,191)
Other recognised gains and losses relating to the period                                  1,243              606
                                                                                    -----------      -----------
                                                                                        (36,883)         (38,585)
New shares issued                                                                        14,223           10,562
                                                                                    -----------      -----------
Net decrease in shareholders' funds                                                     (22,660)         (28,023)
Opening shareholders' funds                                                             107,742          135,765
                                                                                    -----------      -----------
Closing shareholders' funds                                                              85,082          107,742
                                                                                    ===========      ===========


Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the years ended 30 September 2004 and 2003 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for the year ended 30 September 2003 have been delivered to the Registrar of Companies and those for the year ended 30 September 2004 will be delivered to the Registrar of Companies after the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain any statements under s237 (2) or (3) Companies Act 1985.

The annual report and financial statements for the year ended 30 September 2004 will be posted to shareholders by 31 December 2004 and will be available shortly thereafter from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

This preliminary announcement was approved by the Board on Sunday 21 November 2004.


Quarterly financial information
                                                         Three            Three            Three            Three
                                                        months           months           months           months
                                                         ended            ended            ended            ended
                                                  30 September          30 June         31 March      31 December
                                                          2004             2004             2004             2003
                                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000
Consolidated profit and loss account:
Turnover                                                 5,807            1,650            4,650            3,818
Direct costs                                            (1,496)              (4)          (1,275)            (248)
                                                   -----------      -----------       ----------       ----------
Gross profit                                             4,311            1,646            3,375            3,570
Research and development expenses                      (12,096)         (10,543)         (11,066)         (10,420)
General and administration expenses                     (2,949)          (2,540)          (2,283)          (3,197)
                                                   -----------      -----------       ----------       ----------
Operating loss                                         (10,734)         (11,437)          (9,974)         (10,047)

Interest receivable (net)                                1,053            1,024            1,070              983
                                                   -----------      -----------       ----------       ----------
Loss on ordinary activities before taxation             (9,681)         (10,413)          (8,904)          (9,064)
Taxation on loss on ordinary activities                    (64)               -                -                -
                                                   -----------      -----------       ----------       ----------
Loss for the financial period                           (9,745)         (10,413)          (8,904)          (9,064)
                                                   ===========      ===========       ==========       ==========
Consolidated cash flow statement:
Net cash outflow from operations                        (8,165)          (7,138)          (8,355)          (7,409)
                                                   -----------      -----------       ----------       ----------
Returns on investments and servicing of finance
Interest received                                        1,260              798            1,032            1,205
Interest paid                                              (17)             (18)             (21)             (22)
                                                   -----------      -----------       ----------       ----------
                                                         1,243              780            1,011            1,183
                                                   -----------      -----------       ----------       ----------
Taxation                                                   (64)               -                -                -
                                                   -----------      -----------       ----------       ----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                         (303)            (130)            (226)            (373)
Sale of tangible fixed assets                                5                1                -                -
                                                   -----------      -----------       ----------       ----------
                                                          (298)            (129)            (226)            (373)
                                                   -----------      -----------       ----------       ----------
Net cash outflow before management
  of liquid resources and financing                     (7,284)          (6,487)          (7,570)          (6,599)
                                                   -----------      -----------       ----------       ----------
Management of liquid resources                           7,097            7,705            5,241           (4,686)
                                                   -----------      -----------       ----------       ----------
Financing
Issue of ordinary share capital                             52               56              235           13,880
Capital elements of finance lease rental payments          (90)             (88)             (86)             (84)
                                                   -----------      -----------       ----------       ----------
                                                           (38)             (32)             149           13,796
                                                   -----------      -----------       ----------       ----------
(Decrease)/increase in cash                               (225)           1,186           (2,180)           2,511"
                                                   ===========      ===========       ==========       ==========


                                     PART IV

                      INFORMATION FOR OVERSEAS SHAREHOLDERS


1. United States of America and Canada

The Subscription Shares have not been nor will they be registered under the US Securities Act of 1933 (as amended) or under the securities legislation of any state of the United States of America or of any province or territory of Canada. Accordingly, the Subscription Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered directly or indirectly in or into the United States of America or Canada or to any resident thereof.


2. Australia

No prospectus in relation to the Subscription Shares has been lodged with, or registered by, the Australian Securities Commission. Accordingly, the Subscription Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to any resident of Australia.


3. Japan

The Subscription Shares have not been nor will they be registered under the Securities and Exchange Law of Japan. Accordingly, the Subscription Shares may not be offered, sold, transferred, taken up or delivered in Japan, or to any resident of Japan.

                                     PART V

                                  RISK FACTORS

The following describes some of the significant risks that could affect the Group in the future. Additionally, some risks may be unknown to CAT and after the issue of the Subscription Shares, other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect the Group's business, turnover, profits, assets, liquidity and capital resources. Furthermore, the trading price of CAT Shares and CAT ADSs could decline, resulting in the loss of all or part of any investment therein.

The financial information below has been extracted without material adjustment from the preliminary results of the Group for the year ended 30 September 2004 as set out in Part III of this document. In order to make a proper assessment of the financial position of the Group, investors should not rely solely on the summary information set out below but should read the whole of this document, including the financial information set out in Parts II and III of this document.


1. CAT has a history of losses and expects to continue to incur losses for the foreseeable future.

For the year ended 30 September 2004, CAT's consolidated losses were approximately (pound)38.1 million and its consolidated accumulated deficit on profit and loss account at that time was approximately (pound)159.3 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. Whilst CAT expects that it will continue to receive royalties from the sales of HUMIRA(R), no other product developed using CAT's technology has yet been marketed and thus has not generated royalties from sales. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.


2. CAT's early stage of development makes it difficult to evaluate its business and prospects.

With the exception of HUMIRA(R), CAT and its collaborative partners have yet to begin commercial sales of CAT's products. Accordingly, CAT's revenue and profit potential are unproven. CAT's limited operating history makes it difficult for an investor to evaluate CAT's business and prospects. CAT's technology may not result in any meaningful benefits to CAT's current or potential collaborative partners. Further, due to CAT's limited operating history, CAT has difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which CAT and CAT's collaborative partners can devote development effort is limited by the availability of financial and scientific resources, CAT is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of CAT's product development pipeline. Investors should consider CAT's business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly evolving industry.


3. The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations.

CAT expects that the majority of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, licence fees and technical performance and product development milestone payments, plus royalties from sales of HUMIRA(R). Payments pursuant to CAT's collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT's revenues depend. CAT's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT's operating results may be below expectations of analysts and investors. If this happens, the price of CAT Shares and CAT ADSs is likely to decrease.

4. Additional funding may be required to give the Group time to reach profitability.

Raising such additional funding could entail restrictions on the rights of holders of CAT Shares. If the Group is unable to raise additional funds it may have to curtail its operations. In general, researching new compounds and conducting pre-clinical and clinical trials requires significant investment. The Group's need for capital at any given time will be dependent on a number of factors, including:

o   the Group's degree of success in commercialising products;

o the ability to enter into collaborations to support its research and development programs;

o the amount, and timing, of milestone payments the Group receives from its collaborators;

o   the rate of progress and cost of the Group's research activities;

o the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

o the emergence of competing products, technology and other adverse market developments; and

o changes in, or termination of, the Group's existing collaborations and licensing arrangements.

Additional funding may be required to give the Group time to reach profitability. If it is unable to raise additional funds when it needs them, the Group may be required to delay, reduce or eliminate some or all of its programmes. The Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more financially lucrative stage. If the Group raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.


5. CAT may not obtain adequate legal protection over its technology.

CAT must obtain adequate legal protection for the technology that it develops. CAT's success thus depends on its ability to:

o   obtain patents;

o   protect trade secrets;

o   operate without infringing the proprietary rights of others; and

o   prevent others from infringing its proprietary rights.

CAT will be able to protect its proprietary rights from unauthorised use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns or has licensed patents, and has applied for patents, covering its core technology. CAT's patents are described in paragraph 3 of Part I of this document under the heading "Key patents".

The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

6. CAT has been involved in litigation with third parties regarding the validity of its key patents and may be involved in litigation in the future.

CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT has been involved in litigation involving its key patents, outstanding litigation being described in paragraph 12 of Part VI of this document. This litigation has included suits to invalidate certain of CAT's key patents. If CAT was involved in similar litigation in the future and does not successfully defend any suits, CAT's competitors may gain access to technology that CAT believes is proprietary to it. CAT's competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT's primary competitive advantages. In addition, if some or all of CAT's key patents were invalidated, this could impact on CAT's ability to obtain royalties from its current and future collaborations.

The biotechnology and pharmaceutical industries have been characterised by extensive litigation regarding patents and other intellectual property rights. The defence and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

o  enforce patents that CAT owns or licenses;

o  protect trade secrets or know-how that CAT owns or licenses; or

o determine the enforceability, scope and validity of the proprietary rights of others.

CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties.


7. CAT may not be able to enforce its rights under contracts with collaborators or licensees.

The relationships between CAT and its collaborators and licensees are governed by contracts. These contracts are generally complex, particularly in relation to intellectual property issues, and, due to the varied nature of the relationships, are not in a standardised form.

The parties may interpret the terms of such contracts differently and it may not be possible to resolve such differences without recourse to legal proceedings which may be lengthy, involve significant costs and which may not ultimately be successful.

CAT is currently involved in litigation with Abbott Laboratories in relation to the interpretation of contracts dating back to the 1990's and the level of royalties receivable in respect of HUMIRA(R), further details of which is set out in paragraph 12 of Part VI of this document.

If this or any other legal proceedings in which CAT is or may become involved were to be unsuccessful this may impact on the value of the Company and the ability of CAT to enforce other contractual terms or enter into new contractual arrangements.


8. CAT's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties.

CAT's technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. In addition, in developing products for particular targets or uses, CAT and its collaborative partners may infringe the patents or violate the intellectual property of others. If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialisation based on the infringing technology, target or use and may be subject to significant liabilities.

To gain access to such technology, targets or uses, CAT may be required to seek licences that may not be available from third parties on acceptable terms, if at all. Costs associated with licence arrangements may be substantial and may include ongoing royalties payable by CAT.

CAT depends on entering in to a range of contractual arrangements in order to conduct its business.

9. CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue.

CAT's strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

o access proprietary disease targets against which CAT intends to generate drug products;

o  access skills and information that it does not possess;

o  fund its research and development activities;

o fund pre-clinical testing, clinical trials and manufacturing of product candidates;

o  seek and obtain regulatory approvals for product candidates; and

o  successfully market and sell existing and future product candidates.

CAT's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on product sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT.

In addition, collaborative arrangements are governed by legal agreements which are often complex and may be subject to differing interpretations of their various terms by the parties which may in turn lead to a dispute between the parties.

If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT's existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialisation at its own expense. CAT may not be able to develop and commercialise the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

o the number of product candidates that CAT will be able to develop and commercialise may be limited;

o  the likelihood of successful product introduction may be reduced;

o  the collaborative arrangements may not be on terms favourable to CAT; and

o  CAT's capital requirements may be increased significantly.

Any of the above would harm CAT's ability to earn revenues from its products and recover its research and development expenditures.


10. Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful.

Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or collaborative partners (alone or with CAT) must demonstrate through pre-clinical testing and clinical trials that its therapeutic products are safe and effective for use in humans. Part of CAT's strategy is to conduct its own pre-clinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, CAT will continue to be subject to the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

In addition to HUMIRA(R), CAT has ten product candidates based on CAT's technology in various clinical trials stages. Data obtained from these clinical trials have been insufficient to conclusively demonstrate safety and efficacy under applicable regulatory guidelines. As a result, these data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT's commencement and rate of completion of clinical trials may be delayed by many factors, including:

o inability to manufacture sufficient quantities of materials for use in clinical trials;

o  slower than expected rate of patient recruitment;

o  inability to adequately follow patients after treatment;

o  unforeseen safety issues;

o  lack of effectiveness during the clinical trials; or

o  government or regulatory delays.

11. Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT's technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT and any of its potential partners or licensees intend to test, manufacture or market such products. CAT or its collaborative partner will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorisation for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

One product candidate based on CAT's technology, HUMIRA(R) is approved by the FDA for marketing in the US and by the EMEA for marketing in the European Union as a treatment for rheumatoid arthritis. Similar product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market such product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorisation, even though the relevant product may have been approved by another regulatory authority. If an authorisation is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacture may result in the imposition of restrictions upon sale, supply or manufacture including, at worst, the withdrawal of the product from the market or the loss of the relevant authorisations, or may otherwise harm CAT's business or income from licensees and collaborative partners.


12. If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of Trabio, CAT192 (metelimumab) and CAT-354 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

The manufacture of product candidates and products will be subject to authorization and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.


13. CAT's competitors may market products before CAT does or produce superior products.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialised antibody products and may succeed in marketing products before CAT does. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than CAT has and may have greater expertise in product development and marketing activities.

Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners. HUMIRA(R) is competing for the treatment of rheumatoid arthritis with Enbrel(TM), a TNFa inhibitor developed by Immunex (now Amgen) and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, with Remicade(TM), a TNFa antibody developed by Centocor, which was approved in the United States in 1998 and Europe in 2000 and with Kineret(TM), an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex and other companies each have antibody products in clinical trials. Consumers and physicians may choose to use these or other products of CAT's competitors rather than CAT's products.

Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell, MorphoSys, BioInvent and Dyax. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. CAT relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

14. Even if the Group's products are approved they may still face later regulatory difficulties.

Even if the Group receives regulatory approval to sell any of its products, the FDA, the UK Medicines & Healthcare Products Regulatory Agency or comparable foreign regulatory agencies could require the Group to conduct post-marketing trials or could prevent the Group from using the labelling claims which the Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Group fails to comply with regulatory requirements, regulators could:

o  impose fines against the Group;

o  impose restrictions on the product, its manufacturer, or the Group;

o  require the Group to recall or remove a product from the market;

o  suspend or withdraw its regulatory approvals;

o  require the Group to conduct additional clinical trials;

o  require the Group to change its product labelling; or

o  require the Group to submit additional marketing applications.

If any of these events occur, the Group's ability to sell its products will be impaired and the Group may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Group is still required to obtain price reimbursement approval. This may delay the marketing of the Group's products or, when approval cannot be obtained, mean that the product cannot be sold at all.


15. CAT's product candidates will compete with established therapies and may compete with newer, more effective products. As a result, CAT's products may not be successful in the market.

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, HUMIRA(R) may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Competition may also arise from:

o other drug development technologies and methods of preventing or reducing the incidence of a disease;

o  new small molecules; or

o  other classes of therapeutic agents.

Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive. CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.


16. If CAT fails to manage its human resource appropriately, its business may be harmed.

CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to CAT's business. CAT's strategy depends on hiring key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit scientific and managerial employees in the future or loses any of its key employees, CAT's business, financial condition and results of operations may be harmed.

Furthermore, as CAT's business continues to develop, the skills of existing personnel may not be appropriate to meet the future needs of the business and it may not be possible to redeploy such personnel to alternative activities. Additionally, if the level of available staff resource exceeds that necessary for current activity levels then consideration will be given as to whether it is in the interests of the business to retain certain personnel. Either circumstance could result in the need for redundancies with attendant costs and the potential for litigation from ex-employees.


17. If CAT's licence agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

Certain licence agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states of the European Union. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT, does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any licence agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity of rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.


18. CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to incur unforeseen expenditures.

As a designer and developer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT's insurance coverage may not be adequate.


19. CAT's operations involve the use of potentially hazardous materials. An accident involving these materials could subject CAT to liability.

As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development and testing of CAT's products involves the use of hazardous materials. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.


20. The market for CAT Shares and CAT ADSs is volatile, which may cause unexpected changes in the CAT Share price.

The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of CAT Shares and CAT ADSs are volatile, and it is expected that the price of the Company's securities will be volatile for the foreseeable future. The price at which CAT Shares and CAT ADSs are quoted and the price which investors may realize for their securities will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT's research and development programme, large purchases or sales of CAT Shares and CAT ADSs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation and general economic conditions.


21. Investors will not receive cash dividends in the foreseeable future.

CAT has not paid cash dividends on the CAT Shares (including the CAT Shares which underlie CAT ADSs) and does not plan to pay cash dividends on the CAT Shares in the foreseeable future.

22. Foreign exchange rate fluctuations may adversely affect the Group's results of operations and financial condition.

Movements in the foreign exchange markets, particularly sterling/dollar, will affect the value of underlying assets and liabilities denominated in foreign currencies and the value of incomes and expenditures. These movements may in turn adversely affect reported results.


23. If the Group fails to maintain its computer hardware, software and related infrastructure, market acceptance could be delayed and revenues lost.

The Group's research and development programmes involve the analysis of large amounts of data. The Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Group's hardware or software malfunctions, or if their operations are interrupted by forces beyond the Group's control, the Group will experience reduced productivity.


24. The Group may be unable to secure insurance at an acceptable cost.

The Group's business either does or may in the future expose it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Group's business. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Group's insurance coverage may not be adequate.

25. The Group may be subject to special interest groups and adverse public opinion.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to preclinical studies, including animal testing, prior to conducting human trials. The Group arranges for such work either directly or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have not targeted the Group in the past. There can, however, be no assurance that such groups will not, in the future, focus on the Group's activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Group's operations.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Group, its collaborators, its products, or any other part of the industry may hurt the Group's public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

                                     PART VI


                             ADDITIONAL INFORMATION


1. Responsibility

The CAT Directors, whose names are set in paragraph 3(a) below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the CAT Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.


2. Incorporation and Status

CAT was incorporated as Intercede 1186 Limited on 5 August 1996 in England and Wales under the Companies Act as a company limited by shares under registered number 03234033. CAT's name was changed and CAT was re-registered as a public limited company under the Companies Act with the name Cambridge Antibody Technology Group plc on 22 August 1996. CAT's head office, registered address and principal place of business is Milstein Building, Granta Park, Cambridge, CB1 6GH.


3. Directors

(a) The CAT Directors and their respective functions are as follows:

    Dr Paul Anthony Nicholson                   Non-Executive Chairman
    Peter Alan Chambre                          Chief Executive Officer
    John Christopher Aston                      Chief Financial Officer
    Dr David Roy Glover                         Chief Medical Officer
    Professor Uwe Bicker                        Non-executive
    Professor Sir Aaron Klug                    Non-executive
    Dr Peter Stuart Ringrose                    Non-executive
    Ake Bo Tage Stavling                        Non-executive
    Dr John Wilcox Stocker                      Non-executive
    Professor Christopher John Marshall         Non-executive

    The Company Secretary of CAT is Diane Mary Mellett.

    The business address of each of the CAT Directors is Milstein Building, Granta Park, Cambridge, CB1 6GH.

(b) Brief biographical details of the CAT Directors are as follows:

    Dr Paul Nicholson MB BS FFPM (67) Non-Executive Chairman

    Paul Nicholson was appointed to the CAT Board in February 1999 and became Chairman in February 2004. Paul is a qualified physician with extensive experience of the pharmaceutical industry. Most recently he was Senior Vice President of Worldwide Development at SmithKline Beecham. Immediately prior to joining the CAT Board, he held senior positions at Monsanto Hoechst and Sterling Winthrop. Paul serves as a board director for a number of bioscience companies including Xantos AG, Biovex Limited, Biomedicines Inc, Matrix Therapeutics Limited and BioScience VCT plc and Centre of Excellence for Life Sciences Limited. He is a member of the Novartis Science Board.

    Peter Chambre (49) Chief Executive Officer

    Peter Chambre joined CAT as Chief Executive Officer in April 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and, prior to this, held the position of Chief Executive Officer at Bespak plc, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the United States, where he led these companies in their development toward the biopharmaceutical market. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever plc.

    John Aston MA ACA (50) Chief Financial Officer

    John Aston joined the Board as Finance Director in September 1996. Previously, John was a Director in corporate finance with J Henry Schroder & Co. Limited. Prior to this, he qualified as a chartered accountant with Price Waterhouse and worked at the British Technology Group.

    Dr David Glover MA MB BChir MRCP FFPM (52) Chief Medical Officer

    David Glover joined the Company in June 1994 as Vice President Medical Development and was promoted to the CAT Board in July 1997. David's pharmaceutical industry experience began in 1984 when he joined Merck Sharp and Dohme as a Clinical Research Physician, rising to the Director of Medical Affairs before moving to Schering-Plough Limited as Medical Director. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing encompassing several therapeutic areas. Prior to 1984, he held a series of hospital positions in medicine and cardiology including a clinical research fellowship at the University of Birmingham.

    Professor Uwe Bicker MD PhD (59) Non-Executive Director

    Uwe Bicker joined the CAT Board in February 1999. He is Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH and a member of the Board of the University of Marburg. Previously he was a board member of the Behringwerke AG, a board member of HoechstMarionRoussel AG and a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry and is a professor at the University of Heidelberg.

    Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate
    (1982) (78) Non-Executive Director

    Sir Aaron Klug has been on the CAT Board since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of MRC Laboratory of Molecular Biology. Sir Aaron continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Science and was President of The Royal Society (1995-2000). He is a member the Advisory Board of Sangamo Biosciences, which is devleoping therapeutic proteins based on the zinc finger motif which he discovered and which he showed could be engineered to produce proteins for regulating gene expression.

    Dr Peter Ringrose MA PhD (59) Non-Executive Director

    Peter Ringrose joined the Board of CAT in 2003. He is an eminent scientist and has successfully led research and development organisations at the pinnacle of the pharmaceutical industry. Most recently he was President of the Pharmaceutical Research Institute and Chief Scientific Officer at Bristol-Myers Squibb, responsible for the discovery, pre-clinical and clinical development of new pharmaceutical products worldwide. Previously Peter was responsible for worldwide discovery operations at Pfizer and was a Board member of Pfizer UK. Prior to this, he held positions at Sandoz Research Institute and Roche. Peter has served, and continues to serve, on a number of scientific and educational advisory committees. In particular he is chair of the Biotechnology and Biological Sciences Research Council (BBSRC) and a member of the Board of Governors of the New York Academy of Sciences.

    Ake Stavling MSc (59) Non-Executive Director

    Ake Stavling joined the Board of CAT in 2003 and is currently CAT's
    Senior Independent Director. He has extensive senior management experience covering finance and the pharmaceutical industry, most recently leading business development activities, including corporate strategy and M&A activity at AstraZeneca. Previous Ake was Chief Finance Officer of Astra and he has held senior financial positions at Ericsson and Atlas Copco.

    Dr John Stocker AO MB BS BmedSc PHD FRACP (59) Non-Executive Director

    John Stocker was appointed to the CAT Board in March 1995. John is Chairman of the Sigma Company Ltd. and a Director of Telstra Corporation Limited, Nufarm Limited, and Circadian Technologies Pty. Limited, all of which are listed on the Australian Stock Exchange. He was formerly Chief

    Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel.

    Professor Christopher Marshall MA D.Phil FRS (55) Non-Executive Director

    Christopher Marshall was appointed to the CAT Board in September 2004. Christopher is a specialist in cell signalling with extensive experience in cancer research. He is currently Chairman and Section Head of Cell and Molecular Biology at the Institute of Cancer Research and is a Director of Cancer Research, UK. He is Professor of Cell Biology at the University of London, serves on the Editorial Board of seven publications and the Scientific Advisory Boards of Upstate Discovery and Domainex.

(c) Set out below is a list of companies and partnerships, other than CAT and its subsidiary undertakings, of which the following CAT Directors are or have been directors or partners in the five years preceding the date of this document:


    Name                     Current directorships                   Past directorships in the last five years
    Dr Paul Nicholson        Xantos AG                               The Botanics Trading Company
                             Biomedicines Inc.                         Limited
                             BioVex Limited                          British Biotech plc
                             Bioscience VCT plc
                             Matrix Therapeutics Limited
                             C.E.L.S.

    Peter Chambre            -                                       Bespak Finance Limited
                                                                     Bespak Europe Limitd
                                                                     Bespak Holdings UK) Limited
                                                                     Bespak plc
                                                                     Phoenix Travel (King's Lynn) Limited

    John Aston               Grafham Water Sailing Club              -
                               Limited


    Dr David Glover          Balaton Place Management                -
                               Company Limited


    Professor Uwe Bicker     Dade Behring Holdings Inc.              Hoechst Marion Roussel GmbH
                             Future Capital AG
                             Aventis Reasearch &
                               Technologies AG

    Professor Sir Aaron      -                                       Gendaq Limited
    Klug

    Dr Peter Ringrose        -                                       ImClone Systems Incorporated
                                                                     Medpharma plc

    Ake Stavling             -                                       AstraZeneca plc

    Dr John Stocker          Sigma Company Limited                   -
                             Telstra Corporation Limited
                             Nufarm Limited
                             Circadian Technologies
                               Limited
                             Foursight Associates Pty
                               Limited

    Professor Christopher    Cancer Reasearch, UK                    -
    Marshall


(d) None of the CAT Directors has:

    (i)   any unspent convictions in relation to indictable offences;

    (ii) had any bankruptcy order served upon him, nor has he entered into any individual voluntary arrangement;

    (iii) been a director with an executive function of any company at the time of or within twelve months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of the creditors of such company;

    (iv) been a partner in any partnership at the time of or within twelve months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such a partnership;

    (v) had any of his assets subject to any receivership or been a partner in any partnership at the time of or within the twelve months preceding a receivership of any assets of such partnership; nor

    (vi) had any public criticisms made of him by any statutory or regulatory authority (including designated professional bodies), nor has he ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

4.  Service contracts and emoluments of the CAT Directors

(a) The following directors of the Company have service contracts with the Company, particulars of which are set out below:

    Director         Annual Salary      Notice period          Date of contract

    Peter Chambre    (pound)353,210     12 months by either    22 February 2002
                                        the Company or the
                                        director at any time

    John Aston       (pound)173,160     12 months by either     1 October 2001
                                        the Company or the
                                        director at any time

    David Glover     (pound)167,024     12 months by either     1 October 2001
                                        the Company or the
                                        director at any time

    Upon serving or receiving notice of termination, the Company has the right, at its discretion, to pay basic salary (plus any benefits, as described in the paragraph below, enjoyed by the CAT Director at that time) in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. Other than as specified in the paragraph below, there are no commission or profit-sharing arrangements.

    The executive directors of CAT are each entitled to receive, whether under their service contracts or otherwise, the following non-pensionable benefits:

    (i) life insurance on the terms of the Company's personal accident scheme and disability cover on the terms of the Company's income protection scheme;

    (ii) contributions to the Company's group personal pension scheme equal to 10 per cent. of their respective annual salaries (with the exception of Peter Chambre for whom there is a 10 per cent. of basic salary contribution to a pension allowance payable via payroll);

    (iii) private medical insurance cover for the benefit of the CAT Director under the Company's group private medical insurance scheme;

    (iv) all of the rental and call charges of a home fax machine and the costs of installing an additional home telephone line (if considered necessary);

    (v) membership fees for professional societies and subscriptions as agreed with the Company; and

    (vi)  reasonable relocation expenses.

    The executive directors of CAT are eligible for performance-related remuneration, based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. Performance-related remuneration is payable to a maximum of 45 per cent. of basic salary, with the exception of Peter Chambre who is entitled to a maximum bonus payment of 50 per cent. of his basic salary. All performance-related remuneration must first be approved by the Remuneration Committee.

(b) Pursuant to the terms of appointment letters variously entered into in the period from 7 February 2003 to 8 September 2004 with the Company, each of Paul Nicholson, Professor Sir Aaron Klug, John Stocker, Professor Uwe Bicker, Peter Ringrose, Ake Stavling and Professor Christopher Marshall agreed to act as non-executive directors of CAT. An annual fee of (pound)25,000 of which (pound)6,250 may be taken in CAT Shares ((pound)60,000 in the case of the Chairman, of which (pound)15,000 may be taken in CAT Shares) (in each case subject to periodic review) is paid to each of them in respect of their offices and extra payments may be made when exceptional demands have been placed on a non-executive director's time notwithstanding any provisions in the terms of reference of any committees of the board on which they sit. The appointments are terminable by either the Company or the relevant CAT Director, in each case, on three months' notice without payment of compensation with the exception of the Chairman for whom there is a six month notice period. In certain circumstances, the appointment of a non-executive director of CAT will terminate without any requirement for notice and compensation. In addition, all non-executive directors of CAT are contractually obliged to present themselves for re-election as required by the Articles.

    In the financial year ended 30 September 2004, Peter Ringrose received additional director's fees of (pound)5,000 for his services as Chairman of the Company's Scientific Advisory Board and Professor Sir Aaron Klug received additional consultancy fees of (pound)7,000 for his services as a member of such Scientific Advisory Board.

(c) The total aggregate of the remuneration paid and benefits in kind granted to all CAT Directors by any member of the Group during the last completed financial year under any description whatsoever amounted to (pound)1,115,200.

5.  Directors' shareholdings in CAT and other interests

(a) (i) As at 25 November 2004 (being the latest practicable date prior to the date of publication of this document), save in respect of the beneficial interests set out below and the options to acquire shares in CAT referred to in paragraph 5(a)(ii) below, no CAT Director had any interest, whether legal or beneficial, in shares in, or debentures of, CAT which has been notified to CAT pursuant to section 324 or section 328 of the Companies Act or which is required to be entered in the register maintained pursuant to section 325 of the Companies Act nor has, so far as the CAT Directors know or could with reasonable diligence ascertain, any person who is connected (within the meaning of section 346 of the Companies Act) with any CAT Director, any such interest which would, if the connected person were a director of CAT, be required to be disclosed pursuant to section 324 or section 328 of the Companies Act, or entered into the register maintained pursuant to section 325 of the Companies Act.

                                                                    Percentage
                                                                  shareholding
                                                                  before issue
                                                   Number of   of Subscription
                                                  CAT Shares            Shares

          P Nicholson                                  7,093              0.02
          P Chambre(1)                                21,622              0.05
          J Aston                                     38,715              0.09
          D Glover                                    13,512              0.03
          U Bicker                                     4,810              0.01
          Sir Aaron Klug                              30,279              0.07
          P Ringrose                                   1,927             0.005
          A Stavling                                   1,107             0.003
          J Stocker                                   80,951              0.20
          C Marshall                                     NIL               NIL

          (1) This holding includes his spouse's holding of 9,529 CAT Shares.

          These numbers have been calculated on the basis that there is no increase in the share capital of the Company after 25 November 2004, being the last practical date prior to the publication of this document.

    (ii) As at 25 November 2004 (being the latest practicable date prior to the date of the publication of this document) the following CAT Directors have options outstanding under the CAT Share Option Schemes (details of which are set out in paragraph 10 below):



                                                                 No of CAT
                                                                    Shares                     Earliest          Last
                                                   Exercise          under       Date of       exercise      exercise
Name                                   Scheme     price (p)         option         grant           date          date
J Aston                                  CSOP           500          9,000      19/12/97       19/12/00      18/12/04
                                         CSOP           242          9,964      27/11/98       27/11/01      26/11/05
                                         CSOP           287         55,019      03/12/99       03/12/02      02/12/06
                                         CSOP          1704         13,489      04/12/01       04/12/04      03/12/08
                                         CSOP           513          7,579      22/11/02       22/11/05      21/11/12
                                 EIP Matching            10          2,086      20/02/04       20/02/07      19/02/10
                               EIP Restricted            10         34,152      20/02/04       20/02/07      19/02/10
P Chambre                                CSOP          1083         60,018      24/05/02       24/05/05      23/05/12
                                         CSOP           460        146,956      23/05/03       23/05/06      22/05/13
                                 EIP Matching            10         11,153      20/02/04       20/02/07      19/02/10
                               EIP Restricted            10         46,388      20/02/04       20/02/07      19/02/10
D Glover                                 CSOP           500         15,000      19/12/97       19/12/00      18/12/04
                                         CSOP           242         29,964      27/11/98       27/11/01      26/11/05
                                         CSOP           287         55,019      03/12/99       03/12/02      02/12/06
                                         CSOP          1704         13,260      04/12/01       04/12/04      03/12/08
                                         CSOP           513          7,451      22/11/02       22/11/05      21/11/12
                                 EIP Matching            10          1,043      20/02/04       20/02/07      19/02/10
                               EIP Restricted            10         18,300      20/02/04       20/02/07      19/02/10

    All options were granted for nil consideration.

    The number of CAT Shares held by the CAT Directors will not change as a result of the issue of the Subscription Shares.

(b) No CAT Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by CAT during the current financial year or for that ended 30 September 2003 or which was effected by CAT during an earlier financial year and remains in any respect outstanding or unperformed.

(c) There are no outstanding loans granted by any member of the Group to the CAT Directors or any guarantees provided by any member of the Group for their benefit.

(d) Set out below are, insofar as is known to CAT, the names of those persons who, directly or indirectly, were interested in 3 per cent. or more of the share capital of CAT as at 25 November 2004 (the latest practicable date prior to the date of publication of this document):

                                                                    Percentage
                                                                  shareholding
                                                                  before issue
                                                   Number of   of Subscription
                                                  CAT Shares            Shares

    Genzyme Corporation                            4,607,982             11.21
    Wellington Management Company LLP              3,777,462              9.19
    OrbiMed Advisors (US)                          3,010,300              7.32
    Invesco Perpetual (UK)                         2,655,047              6.46
    Deutsche Asset Management Limited (UK)         2,301,191              5.60
    Legal & General Investment Management          1,568,446              3.82
    The Goldman Sachs Group Inc.                   1,632,709              3.97

    Following the issue of the Subscription Shares, AstraZeneca will be interested in 10,217,983 CAT Shares, representing 19.9 per cent. of CAT's enlarged issued ordinary share capital.

    Save as aforesaid, the CAT Directors are not aware of any person who is interested, whether directly or indirectly, in 3 per cent. or more of the issued ordinary share capital of CAT.

(e) The CAT Directors are not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over CAT.

6.  Share Capital

(a) As at 25 November 2004 (the latest practicable date prior to the date of the publication of this document), the authorised and issued share capital of CAT was as follows:

                                                                        Nominal
    CAT shares                                     Number                amount

    Authorised                                 75,000,000      (pound)7,500,000
    Issued and fully paid up                   41,110,251      (pound)4,111,025

    The issued, authorised and fully paid up ordinary share capital of CAT (assuming the passing of the first resolution to be proposed at the CAT EGM and the full issue of the Subscription Shares) will be as follows:

                                                                        Nominal
    CAT shares                                     Number                amount

    Authorised                                 75,000,000      (pound)7,500,000
    Issued and fully paid up                   51,328,234      (pound)5,132,823

(b) At the last annual general meeting of the Company, held on 30 January 2004, resolutions were approved, inter alia, to: (i) give the CAT Directors general and unconditional authority to allot relevant securities (as defined in section 80 of the Companies Act) up to an aggregate nominal value of (pound)1,364,163, which authority will expire on the earlier of 30 April 2005 and the conclusion of the next annual general meeting of the Company, save that the Company is entitled before such expiry to make an offer or agreement which would or might require relevant securities to be allotted after such expiry; and (ii) empower the CAT Directors to allot equity securities (within the meaning of section 94 of the Companies Act) for cash as if section 89 of the said Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities (a) in connection with a rights issue or other pre-emptive offer and (b) otherwise up to an aggregate nominal amount of (pound)204,625, which power will expire on the earlier of 30 April 2005 and the conclusion of the next annual general meeting of the Company, save that the Company is entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry.

(c) CAT has recently covened the CAT EGM, to be held on 16 December 2004. Subject to the passing of Special Resolution No. 1 as set out in the notice of the CAT EGM, the CAT Directors will be empowered to allot equity securities (within the meaning of section 94 of the Companies Act) for cash as if section 89 of the said Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securites up to an aggregate nominal amount of (pound)1,021,798.30 pursuant to or in connection with the Subscription, which power will expire on the earlier of 1 April 2005 and the conclusion of the next annual general meeting of the Company, save that the Company is entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry. This power is in addition to the power referred to in paragraph 6(b) above.

(d) Subject to the passing of Special Resolution No. 2 as set out in the notice of the CAT EGM (which is conditional on the passing of Special Resolution No. 1), the CAT Directors will (i) be generally and unconditionally authorised to allot relevant securities (as defined in section 80 of the Companies Act) up to an aggregate nominal value of (pound)1,710,941, which authority will expire on the earlier of 1 April 2005 and the concluison of the next annual general meeting of the Company, save that the Company is entitled before such expiry to make an offer or agreement which would or might require relevant securities to be allotted after such expiry and (ii) be empowered to allot equity securities (within the meaning of section 94 of the Companies Act) for cash as if section 89 of the said Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities (a) in connection with a rights issue or other pre-emptive offer and (b) otherwise up to an aggregate nominal amount of (pound)256,641, which power will expire on the earlier of 1 April 2005 and the conclusion of the next annual general meeting of the Company, save that the Company is entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry. This authority and power supersede those referred to in paragraph 6(b) above.

(e) The provisions of section 89(1) of the Companies Act (which confer on shareholders rights of pre emption in respect of the allotment of equity securities (as defined in section 94 of the Companies Act) which are, or are to be paid up in cash) apply to the allotment of unissued CAT Shares to the extent that such rights are not disapplied as described in paragraphs 6(b), 6(c) and 6(d) above.

(f) The CAT Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities under the symbol "CAT". The Company's ADSs are quoted on NASDAQ under the symbol "CATG". Each CAT ADS represents one existing CAT Share.

(g) None of the Subscription Shares will be sold or will be available in whole or in part to the public in conjunction with the application for admission to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange's market for listed securities except pursuant to the Subscription Agreement.

(h) The Subscription Shares will be in registered form and not in bearer form and will not be capable of being held in uncertified form.

(i) As at 25 November 2004 (being the latest practicable date prior to the date of publication of this document), options to subscribe for a total of 2,063,089 CAT Shares had been granted and were still outstanding under the CAT Share Option Schemes as follows:

    (i)   Old Option Schemes
          Number of CAT Shares     Price per CAT Share       Dates of exercise

              25,000                  (pound) 1.28           28/04/98-27/04/05
              75,000                  (US)   $4.80           19/04/99-19/04/06
               1,500                  (pound) 3.00           04/09/99-03/09/03

    (ii)  CSOP

          Number of CAT Shares   Price per CAT Share       Dates of exercise

          25,670                 (pound)5.00               24/03/00 - 23/03/04
          30,230                 (pound)5.00               24/03/00 - 23/03/07
          5,375                  (pound)5.58               02/06/00 - 01/06/07
          49,000                 (pound)5.00               19/12/00 - 18/12/04
          31,000                 (pound)5.00               19/12/00 - 18/12/07
          27,500                 (pound)5.00               25/06/01 - 24/06/08
          81,182                 (pound)2.42               27/11/01 - 26/11/05
          15,000                 (pound)5.00               27/11/01 - 26/11/08
          35,641                 (pound)2.42               27/11/01 - 26/11/08
          3,125                  (pound)2.10               28/05/02 - 27/05/09
          223,279                (pound)2.87               03/12/02 - 02/12/06
          53,223                 (pound)2.87               03/12/02 - 02/12/09
          50,109                 (pound)30.54              01/12/03 - 30/11/07
          17,411                 (pound)30.54              01/12/03 - 30/11/10
          1,458                  (pound)25.66              25/05/04 - 24/05/08
          7,398                  (pound)25.66              25/05/04 - 24/05/11
          3,471                  (pound)21.62              18/06/05 - 17/06/08
          29,181                 (pound)17.07              30/11/04 - 29/11/08
          34,354                 (pound)17.07              30/11/04 - 29/11/11
          86,343                 (pound)17.04              04/12/04 - 03/12/08
          1,341                  (pound)17.04              04/12/04 - 03/12/11
          15,005                 (pound)10.83              24/05/05 - 23/05/12
          53,810                 (pound)10.83              24/05/05 - 23/05/12
          22,512                 (pound)10.83              24/05/05 - 23/05/12
          5,545                  (pound)5.13               22/11/05 - 21/11/12
          35,796                 (pound)5.13               22/11/05 - 21/11/12
          88,469                 (pound)5.13               22/11/05 - 21/11/12
          105,574                (pound)5.13               22/11/05 - 21/11/12
          36,739                 (pound)4.60               23/05/06 - 22/05/13
          144,239                (pound)4.60               23/05/06 - 22/05/13
          3,750                  (pound)4.60               23/05/06 - 22/05/13
          55,575                 (pound)4.60               23/05/06 - 22/05/13
          10,600                 (pound)4.31               21/11/06 - 20/11/13
          117,560                (pound)4.31               21/11/06 - 20/11/13
          121,135                (pound)4.31               21/11/06 - 20/11/13
          2,748                  (pound)4.38               12/12/06 - 11/12/13
          2,252                  (pound)4.38               12/12/06 - 11/12/13
          55,438                 (pound)5.24               21/05/07 - 20/05/14
          75,501                 (pound)5.24               21/05/07 - 20/05/14

    (iii) Executive Incentive Plan

          Number of CAT Shares   Price per CAT Share       Dates of exercise

          131,673                (pound)4.67               20/02/07 - 19/02/10
          46,635                 (pound)4.67               20/02/07 - 19/02/10
          19,742                 (pound)5.24               25/05/07 - 24/05/10

    All options were granted for nil consideration

(j) Save as disclosed in this paragraph 6, no share or loan capital of CAT or any of its subsidiary undertakings is under option or agreed conditionally or unconditionally to be put under option.


(k) The following issues of CAT Shares, all of which are credited as fully paid, were made by CAT during the three years preceding the date of this document:

    Date of        Number of       Grant                         Share price on
    issue          CAT Shares      price range                   date of issue       Scheme name
    30/11/01       21,675          (pound)2.42 - (pound)5.00     (pound)17.00         CSOP
    30/11/01       24,536          (pound)17.07                  (pound)17.07         AESOP (free)
    04/12/01       12,605          (pound)2.42 - (pound)5.00     (pound)17.00         CSOP
    04/12/01       3,750           (pound)3.00                   (pound)17.00         Old Option Scheme
    07/12/01       12,302          (pound)16.92                  (pound)16.90         AESOP (partnership &
                                                                                      matching)
    20/12/01       625             (pound)2.42                   (pound)17.55         CSOP
    11/01/02       15,300          (pound)2.42 - (pound)5.00     (pound)16.80         CSOP
    18/01/02       5,000           (pound)2.42                   (pound)16.75         CSOP
    24/01/02       1,250           (pound)2.42                   (pound)16.28         CSOP
    31/01/02       400             (pound)17.82                  (pound)16.00         CSOP
    01/03/02       938             (pound)2.10 - (pound)2.87     (pound)13.75         CSOP
    15/03/02       150,000         (pound)3.00                   (pound)15.20         Old Option Scheme
    15/03/02       16,166          (pound)2.42                   (pound)15.20         CSOP
    28/03/02       2,500           (pound)2.42                   (pound)14.30         CSOP
    31/05/02       10,000          (pound)3.00                   (pound)11.64         Old Option Scheme
    31/05/02       2,500           (pound)5.00                   (pound)11.64         CSOP
    14/06/02       625             (pound)1.28                   (pound)10.60         Old Option Scheme
    14/06/02       4,000           (pound)2.42                   (pound)10.60         CSOP
    28/06/02       625             (pound)2.10                   (pound)10.35         CSOP
    29/08/02       3,125           (pound)2.42 - (pound)5.00     (pound)7.82          CSOP
    30/09/02       5,000           (pound)3.00                   (pound)4.64          Old Option Scheme
    22/11/02       63,281          (pound)5.13                   (pound)5.42          AESOP
    05/12/02       938             (pound)2.42 - (pound)2.87     (pound)4.97          CSOP
    11/12/02       64,936          (pound)4.91                   (pound)4.90          AESOP
    12/12/02       1,875           (pound)2.42 - (pound)2.87     (pound)4.96          CSOP
    14/02/03       5,313           (pound)2.42 - (pound)2.87     (pound)4.54          CSOP
    28/03/03       1,875           (pound)2.42 - (pound)2.87     (pound)3.40          CSOP
    10/04/03       1,875           (pound)2.42 - (pound)2.87     (pound)3.50          CSOP
    10/04/03       54,519          (pound)3.00                   (pound)3.50          Old Option Scheme
    11/04/03       45,481          (pound)3.00                   (pound)3.30          Old Option Scheme
    16/04/03       27,600          (pound)1.28 - (pound)3.00     (pound)3.41          Old Option Scheme
    02/05/03       625             (pound)2.87                   (pound)4.20          CSOP
    23/05/03       40,844          (pound)2.42 - (pound)2.87     (pound)4.63          CSOP
    20/06/03       938             (pound)2.87                   (pound)5.41          CSOP
    04/07/03       3,750           (pound)2.42 - (pound)2.87     (pound)4.80          CSOP
    18/07/03       938             (pound)2.10 - (pound)2.87     (pound)4.70          CSOP
    01/08/03       938             (pound)2.42 - (pound)2.87     (pound)4.70          CSOP
    12/09/03       938             (pound)2.42 - (pound)2.87     (pound)5.26          CSOP
    10/10/03       8,673           (pound)2.87                   (pound)4.59          CSOP
    14/11/03       625             (pound)2.42                   (pound)4.91          CSOP
    28/11/03       1,429           (pound)3.00                   (pound)4.30          Old Option Scheme
    12/12/03       66,436          (pound)4.41                   (pound)4.31          AESOP
    27/02/04       1,250           (pound)2.87                   (pound)4.885         CSOP
    27/02/04       938             (pound)2.42 - (pound)2.87     (pound)4.885         CSOP
    27/02/04       938             (pound)2.42 - (pound)2.87     (pound)4.885         CSOP
    12/03/04       83,343          (pound)2.42 - (pound)2.87     (pound)4.80          CSOP
    15/04/04       3,750           (pound)2.42 - (pound)2.87     (pound)5.05          CSOP
    15/04/04       313             (pound)2.87                   (pound)5.05          CSOP
    23/04/04       5,000           (pound)5.00                   (pound)5.58          CSOP




                                      80

    Date of        Number of       Grant                         Share price on
    issue          CAT Shares      price range                   date of issue       Scheme name
    10/05/04       250             (pound)2.42                   (pound)5.40         CSOP
    10/05/04       3,750           (pound)2.42 - (pound)2.87     (pound)5.40         CSOP
    21/05/04       1               (pound)2.42                   (pound)5.16         CSOP
    21/05/04       938             (pound)2.10 - (pound)2.87     (pound)5.16         CSOP
    27/05/04       1               (pound)5.58                   (pound)5.115        CSOP
    07/06/04       1               (pound)2.42                   (pound)5.11         CSOP
    21/06/04       3,125           (pound)2.42 - (pound)2.87     (pound)5.10         CSOP
    19/07/04       3,438           (pound)2.42 - (pound)5.00     (pound)5.10         CSOP
    22/07/04       3,438           (pound)2.42 - (pound)5.00     (pound)5.10         CSOP
    09/09/04       938             (pound)2.42 - (pound)2.87     (pound)4.91         CSOP
    09/09/04       938             (pound)2.87                   (pound)4.91         CSOP
    20/09/04       6,250           (pound)2.42 - (pound)2.87     (pound)5.05         CSOP
    04/11/04       313             (pound)2.87                   (pound)6.8025       CSOP

(l) The following issues of CAT Shares, all of which were credited as fully paid, were made by CAT to its non-executive directors as part of their remuneration during the three years preceding the date of this document:

                                              Number of
    Date of Issue                            CAT Shares             Issue price

    30/11/01                                      2,194            (pound)17.07
    22/11/02                                      7,307             (pound)5.13
    21/11/03                                     10,272             (pound)4.31

(m) The following issue of CAT Shares, all of which were credited as fully paid, were made by CAT to DRC under the agreement relating to the termination of the royalty agreement made between CAT and DRC dated 30 April 2002:

                                              Number of
    Date of Issue                            CAT Shares             Issue price

    02/05/02                                    463,818           (pound)13.258

(n) The following issues of CAT Shares, all of which were credited fully paid, were made by CAT to Genzyme pursuant to the subscription agreement made between CAT and Genzyme dated 19 September 2003:

                                              Number of
    Date of Issue                            CAT Shares             Issue price

    25/09/03                                  1,800,000             (pound)5.32
    20/10/03                                  2,500,000             (pound)5.32

(o) Save as disclosed in this paragraph 6, during the three years immediately preceding the date of publication of this document there was no change in the amount of the issued share capital of CAT or of any other member of the Group or in the number and classes of which such capital was composed, other than intra group issues by wholly-owned subsidiaries, pro rata issues by partly owned subsidiaries and changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

7.  CAT and its Group

CAT is the holding company of the Group.

All of the following companies are wholly-owned and owned directly by CAT.

Name                         Registered Office        Business Activity

Cambridge Antibody           Milstein Building        Research and development
Technology Limited           Granta Park
                             Cambridge CB1 6GH
                             UK

Tagred Limited               Milstein Building        Dormant shelf company
                             Granta Park
                             Cambridge CB1 6GH
                             UK

Optein, Inc.                 2711 Centerville Road    Research and development
(trading as Aptein, Inc.)    Suite 400
                             Wilmington
                             DE 19808
                             USA

8.  Principal establishments

CAT's principal establishments, and summary details of them, are as follows:

                                               Size
Property                 Principal activity    (square feet)    Nature of title    Unexpired term
Milstein Building        Laboratories and      66,000           Leasehold          Approximately
Granta Park              offices and                            18 years
Cambridge                registered office
Cambridgeshire
CB2 6GH

The Franklin Building    Laboratories          20,000           Leasehold          Approximately
Granta Park              and offices                            12 years
Cambridge
Cambridgeshire
CB2 6HR


CAT leases two buildings on Granta Park, South Cambridgeshire: the Milstein Building and the Franklin Building. The majority of the Company's operations are based at the Milstein Building, a purpose-built building which has been tailored to meet CAT's specific requirements. The scientific operations of the Company's Development Department occupies the Franklin Building.

9.  Memorandum and Articles of Association

(a) Memorandum of Association

    The memorandum of association of CAT provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of CAT are set out in full in clause 4 of the memorandum of association.

(b) Articles of Association

    (i)   Voting rights

          Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every member who is present in person will have one vote and on a poll every member will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a member may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the CAT Shares.

          In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of members of the Company.

          Unless the Board otherwise determines, no member or person to whom any of that member's shareholding is transferred other than by a transfer approved under the Articles, may vote at any general meeting or at any separate meeting of holders of any class of shares in the Company either in person or by proxy: (a) in respect of any share in the Company held by him unless all monies presently payable by him in respect of that share have been paid; or (b) in respect of any share comprised in the relevant share capital (as defined in section 198(2) of the Companies Act) held by him, if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of that share a further notice ("restriction notice") to the effect that from the service of the restriction notice the share will be subject to some or all of the relevant restrictions.

    (ii)  Dividends and other distributions

          Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members but not exceeding the amount recommended by the Board. If it appears to the Board that such payments are justified by the financial position of the Company, the Board may pay: (a) interim dividends; or (b) at intervals settled by it, any dividend payable at a fixed date.

          Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

          Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The Board may, if authorised by an ordinary resolution of the Company, offer the holders of CAT Shares the right to elect to receive new CAT Shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

          The Company may stop sending any cheque or warrant through the post for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the cheques or warrants have been returned undelivered or remain uncashed. The Company must resume sending cheques or warrants if the shareholder or person entitled by transmission claims the arrears.

          Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to the Company.

          In a winding up, a liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide among the members the whole or any part of the assets of the Company (whether the assets are of the same kind or not).

          Unless the Board determines otherwise, no member holding shares representing 0.25 per cent, or more in nominal value of the issued shares of any class of share capital of the Company will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

    (iii) Capitalisation of profits

          If the Board so recommends, the Company may pass an ordinary resolution to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution). The Board may appropriate the capitalised sum to those members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company or a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly one way and partly in the other; but for the purposes of the Articles the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of the Company.

    (iv)  Variation of rights

          Subject to every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company (the "Statutes"), all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the Articles relating to general meetings will mutatis mutandis apply to any such separate meeting, except that: (a) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, any such holder who is present in person or by proxy whatever the number of shares held by him; (b) any holder of shares of that class present in person or by proxy may demand a poll; and (c) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

    (v)   Transfer of shares

          CREST, a paperless settlement system, was introduced in July 1996. The Articles provide for shares to be settled through CREST and the Company has made the CAT Shares eligible for settlement in CREST by means of a resolution of the Board dated 26 February 1997 as contemplated by the Regulations.

          Subject to such restrictions of the Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the rules of the CREST system and otherwise in such manner as the Board in its absolute discretion shall determine. An instrument of transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to the Statutes, the transferor will be deemed to remain the holder of the share until the name of the of the transferee is entered in the register of members in respect of it.

          Subject to the Statutes, the Board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

          The Board may also refuse to register the transfer of a share: (a) in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the registered office of the Company or at such other place as the Board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (b) if it is not in respect of one class of share only; (c) if it is in favour of more than four transferees; (d) if it is in favour of a minor; (e) in the case of shares held in certificated form, if it is in favour of a bankrupt or person of mental ill health; and (f) in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the CREST system's rules.

          If the Board refuses to register a transfer it will, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and, in the case of shares held in uncertificated form, within two months after the date on which the relevant operator instruction was received by or on behalf of the Company send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the Board may determine.

          No fee will be charged for the registration of any transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register will be returned to the person lodging it when notice of the refusal is given.

          Unless the Board otherwise determines, no member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the Companies Act) in the Company will be entitled to transfer any such shares otherwise than pursuant to an arm's length sale (as defined in the Articles), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to supply the Company with the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

    (vi)  Alteration of capital

          The Company may by ordinary resolution increase, consolidate, divide and sub-divide its share capital and cancel any shares. Subject to the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

    (vii) Purchase of own shares

          Subject to the Companies Act and to any rights conferred on the holder of any class of shares, the Company may purchase all or any of its shares of any class (including any redeemable shares).

    (viii) Directors

          Each Director (unless required by the Articles by virtue of having attained the age of 70 years or greater to retire and submit himself for re-election at each annual general meeting) shall retire from office at the third annual general meeting following his appointment, but shall be eligible for re-appointment at that annual general meeting.

          No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70. However, any director having attained the age of 70 will be required to disclose his age to the Company and will be required to stand for reappointment at the next annual general meeting and at each subsequent annual general meeting.

          Unless otherwise determined by ordinary resolution of the Company, the number of directors shall not be less than two but shall not be subject to a maximum number. No shareholding qualification for directors is required.

          Directors may be appointed by ordinary resolution or by the Board. Any director appointed by the Board holds office until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation.

    (ix)  General meetings

          Subject to the Statutes, annual general meetings shall be held at such time and place as the Board may determined.

          The Board may convene an extraordinary general meeting whenever it thinks fit.

10. CAT Share Schemes

The Company operates and has operated a number of employee share schemes for employees of the Group. These are summarised below:

(a) Old Option Schemes

    Prior to March 1997, CAT Limited operated the Old Option Schemes. Two of these were unapproved share option schemes and one was an Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and non-executive directors. These schemes were closed prior to flotation. Options under these schemes have either been exchanged for equivalent options over shares of the Company or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company.

(b) Company Share Option Plan

    The Company adopted the Cambridge Antibody Technology Group Company Share Option Plan ("CSOP") on 26 February 1997. There are two parts to the CSOP. Part A of the CSOP ("Part A") was formally approved by the Inland Revenue on 18 March 1997. Part B of the CSOP ("Part B") is not approved by the Inland Revenue. The summary below applies to both parts unless expressly indicated to the contrary.

    Options to acquire shares in CAT may be granted at the discretion of the Board with the approval of the Remuneration Committee to any full-time or part-time employee of the Company or any participating company, who is not within 2 years of retirement, including any director required to devote 25 hours or more a week to working for the Company or any participating company. Options will normally only be granted within 42 days of the fourth dealing day after the announcement of the Company's annual or interim results. Participation in the CSOP is entirely separate and does not affect any pension right or the terms or conditions of employment of any eligible employee.

    In any financial year, the Company will not grant options or awards under the CSOP and any other employee share scheme operated by any Group company to subscribe for more than 1.75 per cent. of the issued share capital. In any financial year, the Remuneration Committee may authorise an increase in this limit from 1.75 per cent. to 2.25 per cent. However, the additional 0.5 per cent may be used only to grant options or to make awards to employees during their first four years with the Group, in order to recruit and/or retain those employees. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled, shall be disregarded.

    No option may be granted to any individual if, as a result, either: (a) in the case of options granted under Part A, the aggregate market value of the shares which remain to be acquired pursuant to options granted to the option holder in the previous ten years under Part A or any other Inland Revenue approved discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company, would exceed (pound)30,000; or (b) in the case of options granted under either Part A or Part B, the aggregate market value of shares in CAT which remain to be acquired pursuant to options granted to the option holder in the current financial year of the Company under the CSOP or any other discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company, would exceed either two times the annual salary of the option holder

    (excluding bonuses payable in cash and benefits in kind) for the current or preceding financial year of the Company (whichever is the greater) or, if the option holder did not receive an annual salary in the current or preceding financial year of the Company, two times his annual salary for the 12 months beginning on the first day on which the option holder receives an annual salary during the current financial year of the Company. For the purposes of both (a) and (b), the market value of shares under an option is determined at the date of grant of that option. Awards of restricted shares under the Executive Incentive Plan count towards the limit in (b) (and their market value for the purpose of the limit in (b) is calculated as at the date on which the award was made and in accordance with the rules of that plan) but awards of matching shares under that plan do not count towards such limit.

    The exercise price of options shall not be less (or, in the case of options granted under Part A, not manifestly less) than the higher of the nominal value of a share in CAT and the market value of a share in CAT determined by reference to the average of the middle market quotations of a share derived from the Daily Official List on the three dealing days preceding the relevant date of grant. The exercise price and the number of shares in CAT subject to an option may be adjusted in the event of any issue of shares or other securities of the Company (other than as consideration for an acquisition) and/or any capitalisation, consolidation or sub-division or reduction of the share capital of the Company and/or any other variation in the share capital of the Company which, in the opinion of the auditors, justifies such an adjustment, subject to the receipt by the Board of the written confirmation of the auditors that such adjustment is fair and reasonable (except in the case of a capitalisation issue) and (in the case of Part A only) the approval of the Inland Revenue.

    In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that any exercise conditions to which they are subject have been fulfilled and that the option holder is an employee or director of the Company or any participating company. Exercise conditions will be set by the Board acting on the recommendation of the Remuneration Committee. Options will become exercisable on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, disability, sickness or redundancy even though the exercise condition has not been satisfied, or, subject to the satisfaction of the exercise condition, on retirement or on the company for which the option holder works ceasing to be a company within the Group or on the business or part business in which the option holder works being transferred to a person who is not a member of the Group. Rights of exercise arise on a change of control or a reconstruction of the Company and in the event of a winding up. Options will lapse if they are not exercised within ten years of the date of grant or (if the CAT Directors permit otherwise) if the option holder ceases to be employed in circumstances other than those mentioned above.

    Shares in CAT issued pursuant to the CSOP will rank pari passu in all respects with the shares in CAT already then in issue except that they will not rank for the rights attaching to shares in CAT by reference to a record date falling prior to the date of allotment and, in the case of the transfer of existing shares in CAT, the participant shall not acquire any rights attaching to the shares in CAT by reference to a record date prior to the date of transfer. Options granted under the CSOP are non-transferable.

    The CSOP is administered on behalf of the Board by the Remuneration Committee, which may amend the CSOP or terms of any option granted under the CSOP at any time. The prior approval of the shareholders of the Company in general meeting will be required for amendments to the advantage of participants. The prior approval of a majority of those option holders who responded to an invitation to indicate whether or not they approved of an alteration or addition, will be required for any alterations or additions to their disadvantage. Amendments to key features of Part A require the approval of the Inland Revenue. As soon as reasonably practicable after making an amendment the Board shall give notice of the amendment to all option holders affected and in the case of Part A only, notice shall also be given to the Inland Revenue.

    The CSOP may be terminated at any time by a resolution of the Board or by the Company in general meeting. Termination shall not affect outstanding rights of participants. No option may be granted after the earlier of 1 May 2009 and the Company's annual general meeting in 2009.

(c) All Employee Share Ownership Plan

    The Company established the Cambridge Antibody Technology Group plc Inland Revenue Approved Share Ownership Plan (the "AESOP") in 2000 which replaced the Staff Share Scheme and which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. All employees and executive directors of the Company and participating subsidiaries having served a minimum qualifying period with the Group (and whose remuneration from CAT is subject to UK income tax) are eligible to participate. The AESOP has three elements: free shares, partnership shares and matching shares. Free shares can be awarded to employees up to a maximum market value of (pound)3,000 per employee per tax year.

    The shares are offered on similar terms to all eligible employees and may include a performance related element. Partnership shares may be purchased by employees out of their pre-tax salary up to (pound)1,500 (or 10 per cent. of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis ("matching shares"). The ratio for matching shares to partnership shares is set by the CAT Directors, but cannot exceed two matching shares for each partnership share. The matching shares will be forfeited if the employee leaves the Group within 12 months of the date of grant.The free shares will be forfeited if the employee leaves the Group within a period set by the Board when the award is granted (and which cannot exceed 3 years).

    In any financial year, the Company will not grant options or awards under the AESOP and any other employee share scheme operated by any Group company to subscribe for more than 1.75 per cent. of the issued share capital. In any financial year, the Remuneration Committee may authorise an increase in this limit from 1.75 per cent. to 2.25 per cent. However, the additional 0.5 per cent may be used only to grant options or to make awards to employees during their first four years with the Group, in order to recruit and/or retain those employees. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled shall be disregarded.

    No invitation may be issued after the earlier of 1 May 2009 and the Company's annual general meeting in 2009.

(d) Executive Incentive Plan

    The Company established the Cambridge Antibody Technology Group plc Executive Incentive Plan in February 2003.

    The operation of the EIP is supervised by the Remuneration Committee.

    The EIP is capable of granting awards in broadly two different ways.

    (i) To deliver CAT Shares ("Restricted Shares") to an executive after three years, subject to meeting a pre-specified performance target; and

    (ii) As a co-investment scheme whereby an investment made by an executive, on the London Stock Exchange, from personal funds ("Invested Shares"), for example through a reinvestment of part of his annual bonus, is matched with free shares ("Matching Shares"). These Matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

    All employees of the Company and its subsidiaries (including directors who are required to devote substantially the whole of their working time to the business of the Group) who are not under notice nor within six months of their contractual retirement ages are eligible to receive invitations to participate in the EIP at the discretion of the Remuneration Committee.

    Awards may be made within the six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted, or at other times considered by the Remuneration Committee to be exceptional.

    No awards may be made after the earlier of 1 May 2009 and the Company's annual general meeting in 2009.

    An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company's shares (10 pence per share). Awards are not transferable and are not pensionable.

    No awards may be granted over CAT Shares in any financial year whose value is greater than one times an employee's annual rate of salary for Restricted Shares and 45 per cent. of salary for Matching Shares.

    For those purposes, the value of a CAT Share on any day will be the average of the closing prices on the three preceding dealing days.

    The Remuneration Committee may decide that awards granted to an individual should be phased throughout a financial year (for instance, by granting an award in two instalments). In such a case, that employee's entitlement to participate in the EIP will be calculated by reference to share values, and salary levels, at the date the first award is made to him - those calculations shall then apply to all subsequent awards made to the individual in the same financial year.

    Where the EIP is operated in the same financial year as the CSOP, the aggregate value of CAT Shares over which options and awards of Restricted Shares can be made in any one financial year to an individual is two times his annual salary. All awards of Restricted Shares made under the plan count towards this two times salary limit. Awards of Matching Shares do not count towards this limit.

    An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the EIP rules, but will be set by the Remuneration Committee at each grant of awards under the EIP.

    An award will lapse upon cessation of employment, except where, and to the extent that, the Remuneration Committee considers that circumstances warrant otherwise.

    In the event of a winding up of the Company, an award will vest early, pro rata to the time that the award has been outstanding compared to the anticipated award period of three years (or four, or five years respectively in the case of certain elements of awards of Matching Shares). However, in the event of a takeover or scheme of arrangement of the Company, if replacement awards are offered over shares in the new holding company on broadly similar terms unvested awards will lapse unless the award holders accept the replacement awards offered, and vested awards will also lapse unless they are exercised whilst the offer of replacement awards is open to acceptance or the replacement awards are accepted. If such replacement awards are not offered then any unvested original awards will become exercisable to the extent determined by the Remuneration Committee. All unexercised awards shall lapse no later than six months after the change of control.

    The EIP may operate over newly issued CAT Shares or market-purchased CAT Shares. In any financial year, the Company will not grant options or awards under the EIP and any other employee share scheme operated by any Group company to subscribe for more than 1.75 per cent. of the issued share capital. In any financial year, the Remuneration Committee may authorise an increase in this limit from 1.75 per cent. to 2.25 per cent. However, the additional 0.5 per cent may be used only to grant options or to make awards to employees during their first four years with the Group, in order to recruit and/or retain those employees. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled shall be disregarded.

    Shares allotted or transferred under the EIP rank pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment or transfer).

    In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered by the auditors to be appropriate may be made to the total number of shares subject to awards.

The EIP may at any time, on the recommendation of the Remuneration Committee, be amended or added to by the CAT Directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the EIP to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which awards may be exercised, overall EIP limits and the adjustment of awards as described above. Minor amendments to those rules to benefit the administration of the EIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Remuneration Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose.


11. Material Contracts

Neither CAT nor any other member of the Group has entered into any contract otherwise than in the ordinary course of business (a) within the two years immediately preceding the date of this document which is or may be material or
(b) which contains any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document and have not previously been available for inspection, other than:

    (i) A subscription agreement between CAT and AstraZeneca dated 21 November 2004, pursuant to which AstraZeneca has agreed to subscribe for 10,217,983 CAT Shares at a price of (pound)7.34 per share for a total investment of (pound)75 million. The issue of the Subscription Shares is conditional upon, inter alia the Collaboration Agreement becoming unconditional (save in respect of any condition relating to the Subscription Agreement), CAT Shareholders approving the disapplication of statutory pre-emption rights in relation to the Subscription Shares at the CAT EGM and on Admission. Pursuant to the agreement, CAT and AstraZeneca have each given certain representations and warranties to the other on customary terms. CAT's liability under the warranties (other than those relating specficially to the execution and performance of the Subscription Agreement) is subject to a de minimis threshold of (pound)250,000 and shall cease on the earlier of (i) a sale by AstraZeneca of all the Subscription Shares to a non-related party, and (ii) six months following the publication of CAT's interim results for the six month period ended March 2005. AstraZeneca has agreed, except in certain specified circumstances, not to sell or otherwise dispose of the Subscription Shares for a period of 12 months following the date of the Subscription Agreement and, subject to certain exceptions, not to increase its percentage holding of CAT Shares (when aggregated with any holding of its affiliates) above 19.9 per cent. of CAT's issued ordinary share capital for a period of 36 months following the date of the Subscription Agreement. AstraZeneca has further agreed, except in certain specified circumstances not to make (or act as a concert party to) an offer to acquire any shares in the capital of CAT under The City Code on Takeovers and Mergers unless such offer is recommended by a majority of the Board.

          CAT has further agreed that, in the event that the CAT Directors withdraw their recommendation to shareholders to vote in favour of the resolution to be proposed at the CAT EGM to disapply preemption rights and that resolution is not passed prior to 31 December 2004, CAT will pay to AstraZeneca the sum of (pound)500,000.

    (ii) An inducement fee agreement dated 22 January 2003 between CAT and OGS, a non-solicitation agreement dated 22 January 2003 between CAT and OGS, a sponsorship agreement between CAT and Merrill Lynch dated 3 February 2003 and a subscription agreement between CAT and Genzyme dated 19 September 2003, all of which were previously, and remain available for inspection, remain material contracts for the purposes of the Listing Rules.

12. Litigation and Legal Proceedings

Save as disclosed in this paragraph 12, neither CAT nor any other member of the Group is or has been engaged in any legal or arbitration proceedings which may have or have had during the twelve months prior to the date of this document a significant effect on the Group's financial position and, so far as CAT is aware, no such proceedings are pending or threatened by or against any member of the Group:

    (i) CAT receives royalties on sales of HUMIRA(R) from October 2003. During the 2003/4 financial year, CAT has received three payments totalling (pound)6.3 million which have been recognised as revenue during the year. These amounts represent Abbott's calculation of the royalties due to CAT on HUMIRA(R) sales for the 18 month period ended 30 June 2003.

          CAT's entitlement to royalties in relation to sales of HUMIRA(R) is governed by an agreement dated 1 April 1995 between CAT Limited and Knoll Aktiengesellschaft (subsequently acquired by Abbott Laboratories). The agreement allows for the offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA(R). CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, in November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial commenced on 22 November 2004, with an estimated length of three weeks. It is impossible to predict with any certainty the eventual outcome of legal proceedings and there can be no assurance that the Company will be successful in its claim. An adverse result may impact on the value of the Company and its future revenues.

          CAT has provided for all litigation expenses incurred in relation to the Abbott litigation during the twelve month period ended 30 September 2004. A provision has not been included in the current year results for Abbott's costs which CAT could be liable for in the event that it loses the legal proceedings and the Court orders that it pays some or all of Abbott's costs.

    (ii) CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement enterd into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC's claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit, and accordingly, no provisions have been made.

    (iii) CAT was named, together with numerous other defendants who practice or rely on antibody phage display to discover antibodies, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the United States Federal District Court for the Southern District of New York. The complaint, among other allegations, purported to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik. Dr. Pieczenik sought a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringements. The complaint was subsequently amended to include claims against the United States Patent and Trademark Office and the FDA seeking re-examination and other remedies regarding cartain patents held by the defendants, including CAT and MRC. All of Dr. Pieczenik's claims against CAT were dismissed by the District Court on 16 March 2004 for lack of personal jurisdiction over CAT. The claims against the other defendants were dismissed in a series of separate orders. Dr. Pieczenik has filed an appeal in the United States Court of Appeals for the Federal Circuit relating to certain orders entered concerning other defendants, including the United States Patent and Trademark Office, but has not appealed against the order dismissing his claims against CAT. The appeal is currently pending against the defendants other than CAT.

    (iv) As part of normal patent challenge procedure at the European Patent Office, CAT has been and is currently involved in certain oppositions and appeals on patents granted to it by the European Patent Office. Due to the nature of these types of proceedings and the complexity of the legal and factual questions involved, the outcome of any proceedings or the significance of any outcome cannot be predicted with any certainty.

13. United Kingdom Taxation

The comments set out below summarise the UK taxation treatment of holders of CAT Shares. They are based on current UK law and published Inland Revenue practice currently in force. They are intended as a general guide and apply only to shareholders resident for tax purposes in the UK who hold CAT Shares as investments and who are the beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

    (i)   Dividends

          Under current UK taxation legislation, no tax will be withheld from dividends paid by CAT.

          Subject to certain exemptions for traders in securities and insurance companies, a CAT Shareholder that is a company resident (for tax purposes) in the UK will not normally be liable to corporation tax on any dividend it receives from CAT.

    (ii)  UK Stamp Duty and SDRT

          No UK stamp duty or SDRT should be payable in relation to the allotment and issue of the Subscription Shares.


14. Working Capital

The Company is of the opinion that the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document.


15. Significant Changes

Save as disclosed on page 7 and page 48 of this document (in relation to Trabio(R)) and save as disclosed in Part I (relating to the equity subscription by, and collaboration with, AstraZeneca), there has been no significant change in the financial or trading position of the Group since 30 September 2004, being the end of the latest financial period for which audited financial statements were published.


16. Miscellaneous

(a) The registrar of CAT is Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH and the register of members is held at Computershare Investor Services PLC as above.

(b) The consolidated accounts of CAT for the financial years ended 30 September 2002, 30 September 2003 and 30 September 2004 respectively were audited by Deloitte & Touche LLP (or its predecessor firm, Deloitte & Touche) of Leda House, Station Road, Cambridge CB1 2RN, Chartered Accountants and Auditors and all received unqualified audited reports within the meaning of Section 271 of the Companies Act and contained no statement under sub-section 237(2) and sub-section 237(3) of the Companies Act. Statutory accounts for the years ended 30 September 2001, 2002 and 2003 have been delivered to the Registrar of Companies. Statutory Accounts for the year ended 30 September 2004 will be delivered to the Registrar of Companies after they have been laid before shareholders at the Company's annual general meeting in February 2005.

(c) Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(d) The average number of employees (including executive directors) of the Group over the last three financial years was as follows:

                                                   2002       2003      2004

    Management and administration                    39        47         52
    Research and development                        235        249       231
    Total                                           274        296       283


(e) The Subscription Shares are to be issued at an issue price of (pound)7.34 per share, which represents a premium of (pound)7.24 to the nominal value of 10 pence per CAT Share. The subscription price is to be paid by AstraZeneca in cash. The total proceeeds of the issue of the Subscription Shares receivable by CAT will be (pound)75 million. The net proceeds, after payment of costs associated with the issue of approximately (pound)350,000, are estimated to be (pound)74.6 million.


17. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 16 December 2004:

(a) the Memorandum and Articles of Association of CAT;

(b) the audited consolidated accounts of CAT for the two financial years ended 30 September 2002 and 2003;

(c) the audited preliminary results of CAT for the financial year ended 30 September 2004;

(d) the service contracts referred to in paragraph 4 above;

(e) the Subscription Agreement;

(f) an inducement fee agreement dated 22 January 2003 between CAT and OGS;

(g) a non-solicitation agreement dated 22 January 2003 between CAT and OGS;

(h) a sponsorship agreement between CAT and Merrill Lynch dated
    3 February 2003;

(i) a subscription agreement between CAT and Genzyme dated 19 September 2003;

(j) the written consent referred to in paragraph 16(c) above;

(k) the commitments from CAT Directors to vote in relation to their CAT Shares in favour of the resolutions to be proposed at the CAT EGM;

(l) this document; and

(m) the CAT Shareholder Circular.

26 November 2004

                                 DEFINITIONS


"Abbott"                         Abbott Labarotories

"Admission"                      the admission of the Subscription Shares to
                                 the Official List becoming effective within the meaning of paragraph 7.1 of the Listing
                                 Rules and the admission of such shares to trading by the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock
                                 Exchange.

"ADS"                            an American depositary share.

"Amgen"                          Amgen Inc.

"Aptein" Optein, Inc. (trading as Aptein, Inc.), a subsidiary of CAT.

"AstraZeneca"                    AstraZeneca UK Limited.

"Articles"                       the articles of association of the Company.

"Board" or "CAT Board"           the board of directors of CAT.

"Business Day"                   a day (not being a Saturday or Sunday) when
                                 banks generally are open in the City of
                                 London for the transaction of general
                                 banking business, other than for settlement of the Euro.

"CAT" or "Company"               Cambridge Antibody Technology Group plc
                                 and, for the purposes of the Collaboration
                                 Agreement, its wholly owned subsidiary
                                 Cambridge Antibody Technology Limited.

"CAT ADSs"                       ADSs of CAT, each of which represent one
                                 CAT Share.

"CAT Directors"                  the directors of CAT, whose names are set
                                 out in paragraph 3(a) of Part VI of this document and "CAT Director" means any of them.

"CAT EGM"                        the extraordinary general meeting of CAT to
                                 be held on 16 December 2004 notice of which is set out in the CAT Shareholders Circular.

"CAT Limited"                    Cambridge Antibody Technology Limited, a
                                 subsidiary of CAT.

"CAT Shareholder Circular"       the circular to CAT Shareholders dated 22
                                 November 2004 containing a notice convening the CAT EGM.

"CAT Shareholders"               holders of CAT Shares.

"CAT Shares"                     ordinary shares of 10 pence each in the
                                 capital of CAT.

"CAT Share Option Schemes"       the Old Option Schemes and the CSOP.

"CAT Share Schemes"              the CAT Share Option Schemes, the Cambridge
                                 Antibody Technology Group Staff Share
                                 Scheme, the Cambridge Antibody Technology
                                 Group plc Inland Revenue Approved Share
                                 Ownership Plan and the Cambridge Antibody
                                 Technology Group plc Executive Incentive
                                 Plan.

"Cazenove"                       Cazenove & Co. Ltd.

"Celltech"                       Celltech Group PLC.

"C.E.L.S."                       Centre of Excellence for Life Sciences Limited

"Centocor"                       Centocor, Inc.

"certificated" or "in            where a share or other security is not in
certificated form"               uncertificated form.

"Chugai"                         Chugai Pharmaceutical Co., Ltd.

"Clinical Proof of Concept"      the demonstration of clinical efficacy
                                 potential regulatory endpoints in target population patients. This generally equates to the completion of a Phase II Clinical
                                 Trial.

"Closing Price"                  the closing price of the relevant share as
                                 derived from the Daily Official List.

"Collaboration Agreement"        the conditional collaboration agreement
                                 dated 21 November 2004 between CAT, Cambridge
                                 Antibody Technology Limited and AstraZeneca.

"Companies Act"                  the Companies Act 1985 (as amended from time
                                 to time).

"CREST" the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo.

"CRESTCo"                        CRESTCo Limited.

"Crucell"                        Crucell Holland BV.

"CSOP"                           the Cambridge Antibody Technology Group
                                 Company Share Option Plan.

"Daily Official List"            the Daily Official List of the London Stock
                                 Exchange.

"DRC"                            Drug Royalty Corporation, Inc.

"Dyax"                           Dyax Corporation.

"Elan"                           Elan Pharma International Limited.

"EMEA"                           European Agency for the Evaluation of
                                 Medicinal Products.

"FDA"                            the US Food and Drug Administration.

"Executive Incentive             the Cambridge Antibody Technology Group plc
Plan" or "EIP"                   Executive Incentive Plan.

"Genzyme"                        Genzyme Corporation.

"Group"                          CAT and its subsidiary undertakings.

"HGSI"                           Human Genome Sciences, Inc.


"Inland Revenue"                 the UK Inland Revenue.

"Listing Rules"                  the Listing Rules of the UK Listing Authority.

"London Stock Exchange"          London Stock Exchange plc.

"Medarex                         Medarex, Inc.

"Merck"                          Merck & Co., Inc.

"Merrill Lynch"                  Merrill Lynch International.

"MorphoSys"                      MorphoSys AG.

"MRC"                            the Medical Research Council.

"NASDAQ"                         the Nasdaq Stock Market, Inc.

"Official List"                  the Official List of the UK Listing Authority.

"OGS"                            Oxford GlycoSciences Plc.

"Old Option Schemes"             the Cambridge Antibody Technology Limited
                                 Share Option Scheme, the Cambridge Antibody
                                 Technology Limited Unapproved Share Option
                                 Scheme and the Cambridge Antibody Technology
                                 Limited Executive Share Option Scheme.

"Opposition Division"            the opposition division within the European
                                 Patent Office set up by Article 15(d) of the Convention on the Grant of European Patents
                                 (European Patent Convention) 1973, as
                                 amended.

"Pfizer"                         Pfizer, Inc.

"R&D"                            research and development.

"Remuneration Committee"         the remuneration committee of the Board.

"Scripps"                        the Scripps Research Institute.

"SDRT"                           UK Stamp Duty Reserve Tax.

"SEC"                            the US Securities and Exchange Commission.

"Securities Act"                 the US Securities Act of 1933, as amended.

"Subscription"                   the subscription by AstraZeneca of the
                                 Subscription Shares pursuant to the
                                 Subscription Agreement.

"Subscription Agreement"         the conditional subscription agreement dated
                                 21 November 2004 between CAT and AstraZeneca.

"Subscription Shares"            10,217,983 CAT Shares to be subscribed by
                                 AstraZeneca and issued by CAT pursuant to the Subscription Agreement.

"UK GAAP"                        generally accepted accounting principles in
                                 the United Kingdom.

"uncertificated" or              recorded on the relevant register of the
"in uncertificated form"         share or security concerned as being in
                                 uncertificated form in CREST and title to which may be transferred by means of CREST.

"United Kingdom" or "UK"         the United Kingdom of Great Britain and
                                 Northern Ireland.

"UK Listing Authority"           the Financial Services Authority acting in
                                 its capacity as the competent authority for the purposes of Part VI of the Financial
                                 Services and Markets Act 2000.

"United States" or "US"          the United States of America, its
                                 territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof.

"Wyeth" or "Wyeth Research"      Wyeth Ayerst Research, a division of Wyeth
                                 Pharmaceuticals, Inc.

For the purposes of this document, subsidiary, subsidiary undertaking, undertaking and associated undertaking have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

                         GLOSSARY OF SCIENTIFIC TERMS

"agonistic"                      a positive response induced by the binding
                                 of a target molecule to a cell surface
                                 receptor.

"angioplasty"                    a surgical repair or reconstruction of a
                                 narrowed or completely obstructed artery. Can be performed with a balloon within the coronary arteries.

"antibody"                       a protein produced by B-lymphocytes (white
                                 blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

"anti-eotaxin"                   an antibody that targets eotaxin molecules.

"antigen"                        a "foreign" or toxic molecule recognised by
                                 an antibody.

"B-lymphocyte"                   a cell produced by the bone marrow which,
                                 when stimulated by an antigen, becomes either a memory cell or a plasma cell that produces antibodies against the antigen.

"cancer" a malignant tumour in which cells grow unrestrained in an organ or tissue in the body. A cancer is usually named after the originating organ. Cancer can spread to tissues around it and destroy them or be transported through blood or lymph pathways to other parts of the body.

"CDR-grafted"                    when the CDRs of a mouse antibody are
                                 grafted into a human antibody framework also known as "humanisation".

"chimaeric antibodies"           antibodies composed of a mixture of antibody
                                 fragments from different species.

"Crohn's disease"                a chronic inflammatory disorder of the
                                 bowels.

"cytokine"                       a low molecular weight protein released by
                                 one cell and acting upon another at tissue level; cytokines stimulate or inhibit the differentiation, proliferation or function of immune cells.

"efficacy"                       the measure of the effectiveness of a drug
                                 in treating a particular condition.

"eosinophil"                     a cell which is part of the immune system,
                                 which is particular adept at attacking
                                 parasites and is also implicated in allergic disease.

"eotaxin"                        a protein that attracts eosinophils into
                                 tissues, where they degranulate and cause tissue damage.

"Fab"                            the portion of the immunoglobulin or
                                 antibody molecule which contains the binding site for antigens. The exact sequence of amino acids in the binding site varies widely from molecule to molecule to accommodate a wide variety of antigens which the body may encounter.

"fibrosis"                       a pathological process characterised by the
                                 proliferation of fibrous connective tissue, the main component of scar tissue, which may occur as a result of repeated injury of tissue.

"genes" the biological units of heredity. They contain the blueprint for synthesising every protein found in the body.

"genome"                         the total DNA content of an organism.

"glaucoma"                       a group of eye conditions in which the optic
                                 nerve is permanently damaged at the point where it leaves the eye resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised pressure inside the eye.

"humanised"                      conversion of mouse or other antibodies into
                                 a humanised form is conceived by grafting the mouse CDRs into a human antibody framework.

"IND" Investigational New Drug as defined in the Federal Regulations Title 21, Part 312.3.

"inflammation"                   the primary response reaction of living tissue
                                 to injury or infection.

"inflammatory disorders"         this covers a number of disorders, including
                                 rheumatoid arthritis, multiple sclerosis, and
                                 Crohn's disease, that are characterised by or caused by inflammation.

"interference"                   a proceeding in the US Patent and Trademark
                                 Office which determines ownership rights for a patent by identifying the first inventor from among one or more parties claiming ownership rights to the invention. This process is unique to the United States where patent rights are awarded to a first inventor satisfying certain requirements as compared to most other countries, in which patent rights are granted to the first to file a patent application on a given invention.

"monoclonal antibody"            an antibody derived from a single clone of
                                 cells, specifically recognising/binding a single antigen.

"multiple sclerosis"             a disorder of the central nervous system
                                 involving decreased neurological function associated with the loss of insulating covering of nerve cells.

"neoplastic"                     any new or abnormal growth, which is
                                 uncontrolled in nature. This term is often used to describe cancers.

"pathogen"                       a microbe or other organism that causes
                                 disease.

"phage"                          abbreviation for bacteriophage, a
                                 filamentous virus that infects bacteria.

"phage display"                  CAT's proprietary technology in which
                                 individual antibodies are displayed on the tip of a phage.

"phagemid"                       a cloning vector that can replicate either
                                 as a plasmid or as a bacteriophage.

"pharmacology"                   the study of how drugs affect a living
                                 organism or cell.

"pharmacokinetics"               the study of the time course of a drug in
                                 the body following administration.

"Phase I clinical trials"        study conducted in healthy subjects to
                                 determine the biological effects of a drug, especially safety, tolerability and pharmacokinetics.

"Phase I/II clinical trials"     initial studies in patients with the disease
                                 for which the product candidate is being developed.

"Phase II clinical trials"       studies in a limited number of patients to
                                 determine the preliminary efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses and to establish drug doses for use in a Phase
                                 III clinical trial.

"Phase II/III clinical trial"    trial in patients that investigates or
                                 establishes the efficacy of a drug.

"Phase III clinical trials"      trial with larger patient numbers to confirm
                                 a drug's efficacy and safety, prior to filing for marketing approval.

"protein"                        large molecules made of smaller biological
                                 units known as amino acids. Proteins are responsible for the functioning and much of the structure of all living beings.

"pulmonary"                      belonging to, connected with or affecting
                                 the lungs.

"receptor"                       typically a protein located on or inside a
                                 cell with which a different molecule may interact to produce or inhibit a biological response.

"rheumatoid arthritis"           a condition associated with chronic
                                 inflammation and destruction of the joints.

"ribosome"                       a particle that synthesises proteins
                                 inside cells.

"ribosome display"               CAT's proprietary technology in which
                                 individual antibodies are displayed on a ribosome.

"scFv" a single-chain antibody, a fragment of an antibody consisting of one variable light chain and one variable heavy chain, bound by a linker peptide creating a single antigen binding domain.

"scleroderma"                    disorders in which the skin becomes hardened
                                 especially in the face and hands. Often
                                 associated with similar disease affecting internal organs.

"systemic                        fibrotic conditions" diseases where fibrosis
                                 affects internal organs such as kidneys, lungs and heart.

"systemic lupus erythematosus"   a chronic autoimmune connective tissue
                                 disease affecting the skin (characteristic butterfly rash), the joints, the kidneys, brain and other organs with characteristic antibodies appearing in the circulation.

"TGF(beta)"                      transforming growth factor beta is a family
                                 of biological molecules associated with
                                 fibrosis and scarring.

"TGF(beta)1"                     a molecule linked to fibrosis and scarring
                                 in the skin as well as most internal organs and tissues.

"TGF(beta)2"                     a molecule associated with scarring in and
                                 around the eye.

"TNF(alpha)"                     tumour necrosis factor alpha belongs to the
                                 cytokine family of biological molecules; it is responsible for increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

"target"                         target molecule for therapeutic
                                 intervention; e.g. surface of diseased cell.

"TRAIL-R1 mAb"                   a human monoclonal antibody, which may act
                                 as an anti-cancer drug by mimicking the
                                 activity of a naturally occurring molecule in the human body (TRAIL) and inducing cell death.

"TRAIL-R2 mAb"                   a human monoclonal antibody, which may act
                                 as an anti-cancer drug by mimicking the
                                 activity of a naturally occurring molecule in the human body (TRAIL) and inducing cell death.

"transgenic"                     organism containing an extra piece of
                                 foreign (i.e. from a different species)
                                 genetic information (i.e. gene construct) which has been artificially inserted.